    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 1995

                                                   REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                            CHECKPOINT SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                         PENNSYLVANIA                                                     22-1895850
               (State or other jurisdiction of                                         (I.R.S. Employer
                incorporation or organization)                                       Identification No.)

                                 101 WOLF DRIVE
                          THOROFARE, NEW JERSEY 08086
                                 (609) 848-1800
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 NEIL D. AUSTIN
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                            CHECKPOINT SYSTEMS, INC.
                                 101 WOLF DRIVE
                          THOROFARE, NEW JERSEY 08086
                                 (609) 848-1800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                   Copies to:

              JAMES M. PAPADA, III, ESQ.                            WINTHROP B. CONRAD, JR., ESQ.
           STRADLEY, RONON, STEVENS & YOUNG                             DAVIS POLK & WARDWELL
               2600 ONE COMMERCE SQUARE                                  450 LEXINGTON AVENUE
        PHILADELPHIA, PENNSYLVANIA 19103-7098                          NEW YORK, NEW YORK 10017

                      ------------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                      ------------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. _____

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. _____
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                           PROPOSED       PROPOSED
                                                                                           MAXIMUM         MAXIMUM
                                                                            AMOUNT         OFFERING       AGGREGATE      AMOUNT OF
                        TITLE OF EACH CLASS OF                               TO BE        PRICE PER       OFFERING      REGISTRATION
                     SECURITIES TO BE REGISTERED                         REGISTERED(1)     SHARE(2)       PRICE(2)          FEE
Common Stock, $.10 par value..........................................      3,450,000     $   24.375    $  84,093,750   $ 28,998.05

(1) Including 450,000 shares subject to the over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 and based on the average of the high and low prices of the registrant's Common Stock on the New York Stock Exchange on January 20, 1995.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                  CROSS REFERENCE SHEET TO FORM S-3 FURNISHED
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                         WITH RESPECT TO THE PROSPECTUS

                 ITEM AND CAPTION IN FORM S-3                             CAPTION OR LOCATION IN PROSPECTUS
- ---------------------------------------------------------------  ----------------------------------------------------
 1.        Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus......................  Front Cover Page of Registration Statement; Outside
                                                                 Front Cover Page of Prospectus
 2.        Inside Front and Outside Front Cover Pages of
           Prospectus..........................................  Inside Front Cover Page of Prospectus; Outside Back
                                                                 Cover Page of Prospectus
 3.        Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
 4.        Use of Proceeds.....................................  Use of Proceeds
 5.        Determination of Offering Price.....................  Not Applicable
 6.        Dilution............................................  Not Applicable
 7.        Selling Security Holders............................  Not Applicable
 8.        Plan of Distribution................................  Outside Front Cover Page of Prospectus; Underwriters
 9.        Description of Securities to be Registered..........  Prospectus Summary; Description of Capital Stock
10.        Interests of Named Experts and Counsel..............  Legal Matters; Experts
11.        Information with respect to the Registrant..........  Prospectus Summary; Business; Index to Consolidated
                                                                 Financial Statements
12.        Incorporation of Certain Information by Reference...  Incorporation of Certain Documents by Reference
13.        Disclosure of Commission Position on Indemnification
           for Securities Act
           Liabilities.........................................  Not Applicable.

PROSPECTUS (Subject to Completion)
Issued January 25, 1995
                                3,000,000 Shares
                            Checkpoint Systems, Inc.
                                  COMMON STOCK

                            ------------------------

All of the shares of Common Stock offered hereby are being sold by the Company.
  The Common Stock of the Company is listed on the New York Stock Exchange under the symbol 'CKP.' On January 20, 1995, the reported last sale price of the Common Stock on the New York Stock Exchange was $24 1/2.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                     PRICE $                        A SHARE

                            ------------------------

                                                                                 UNDERWRITING
                                                                   PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                                    PUBLIC      COMMISSIONS(1)    COMPANY (2)
                                                                 -------------  ---------------  -------------
Per Share......................................................  $               $               $
Total (3)......................................................  $               $               $

- ------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting expenses payable by the Company estimated at $       .

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 450,000 additional shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
    $      , $      and $      , respectively. See 'Underwriters.'

                            ------------------------

     The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the shares will be made on or about              , 1995 at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                            ------------------------

MORGAN STANLEY & CO.
       Incorporated

                           NATWEST SECURITIES LIMITED
                                                        PAINEWEBBER INCORPORATED

             , 1995

                                 [ ART TO COME ]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE
COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW
YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE AT ANY TIME IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Incorporation of Certain Documents by Reference...           3
Prospectus Summary................................           4
Investment Considerations.........................           8
The Company.......................................          10
Use of Proceeds...................................          11
Common Stock Price Range and
  Dividends.......................................          12
Capitalization....................................          13
Pro Forma Combined Financial
  Information.....................................          14
Selected Historical Financial Information.........          17
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............          18
Business..........................................          24
Management........................................          34
Description of Capital Stock......................          35
Underwriters......................................          36
Legal Matters.....................................          37
Experts...........................................          38
Available Information.............................          38
Index to Consolidated Financial
  Statements......................................         F-1

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the 'Commission') are incorporated by reference in this
Prospectus:

          1. Annual Report on Form 10-K for the fiscal year ended December 26, 1993 filed on March 23, 1994.

          2. Proxy Statement for the Company's Annual Meeting of Shareholders dated March 29, 1994.

          3. Quarterly Report on Form 10-Q for the quarter ended March 27, 1994 filed on May 10, 1994.

          4. Quarterly Report on Form 10-Q for the quarter ended June 26, 1994 filed on August 11, 1994.

          5. Quarterly Report on Form 10-Q for the quarter ended September 25, 1994 filed on November 3, 1994.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), after the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the respective dates of the filing of such documents. The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the text of such documents). Requests should be directed to Neil D. Austin, Vice President-General Counsel and Secretary, Checkpoint Systems, Inc., 101 Wolf Drive, Thorofare, New Jersey 08086 (telephone (609) 848-1800).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements appearing elsewhere, or incorporated by reference, in this Prospectus. Unless the context otherwise requires, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. In addition, unless otherwise indicated, references in this Prospectus to 'Checkpoint' or the 'Company' mean Checkpoint Systems, Inc. and its predecessors and subsidiaries. The Company's fiscal year is a rolling fifty-two or fifty-three week year generally ending at or close to the end of the calendar year. References in this Prospectus to the Company's fiscal years for 1989, 1990, 1991, 1992, 1993 and 1994 are to the fifty-two or fifty-three week periods ending on December 31, 1989, December 30, 1990, December 29, 1991, December 27, 1992, December 26, 1993 and December 25, 1994, respectively; and references to the first nine months of 1993 and the first nine months of 1994 are to the thirty-nine week periods ending on September 26, 1993 and September 25, 1994, respectively.

                                  THE COMPANY

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary radio frequency ('RF') technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including electronic article surveillance ('EAS') systems, closed circuit television ('CCTV') systems, point of sale ('POS') monitoring systems and access control systems. Over the past three years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

     The Company's key product offerings use a low-cost disposable, paper-thin tag (or 'target') which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 38% and 36% of the Company's net revenues for fiscal year 1993 and the first nine months of 1994, respectively. The Company believes that the net proceeds from the sale of the shares of Common Stock offered hereby will provide it with the additional capital resources necessary to continue to implement the Company's business strategy, which focuses on capitalizing on retailers' increasing attention to theft prevention through use of the Company's proprietary RF technology-based products.

     The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise, and to reduce associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Kroger, Lucky's Grocery, Payless, Ralph's, Rite-Aid, Ross, Target, and Walgreens. In addition, the Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

THE RETAIL OPPORTUNITY

     The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandisers and music/electronics) and soft goods (apparel). The U.S. Department of Commerce estimates that over 15% of retail costs are attributable to inventory 'shrinkage' (the value of goods which are not paid for). Shrinkage is caused primarily by shoplifting and employee theft. Industry sources estimate that shrinkage is a $30 billion annual problem for the U.S. retail industry and a concern of at least a comparable magnitude throughout the rest of the world.

Sophisticated data collection systems (primarily barcode scanners) available to retailers have highlighted the shrinkage problem and, consequently, retailers now realize that the implementation of an effective electronic security system can significantly increase profitability. Accordingly, the retail industry is becoming increasingly focused on theft prevention.

     Industry sources estimate there are approximately 330,000 major retail locations in the United States that would benefit from the installation of an EAS system and the Company estimates that less than one-third of these locations have installed systems. The Company believes, moreover, that in the hard goods market less than 10% of such sites are EAS protected. While industry sources expect the growth of EAS systems in the retail soft goods market to be about 5% to 10% annually, the retail hard goods market is expected to grow at approximately 20% per year over the next five years, thus providing an even more significant growth opportunity.

     Retailers generally apply the targets used in EAS systems at the retail site. Retailers have expressed significant interest in moving the insertion or application of the targets to the point of manufacture ('source tagging'). Manufacturers have been very receptive to source tagging in light of the potential increase in product volume provided by more sales due to easier customer access. Bausch & Lomb, Duracell, Eastman Kodak, Texas Instruments and United Distillers are just some of the vendors currently participating in source tagging programs. The Company believes that source tagging provides retailers, manufacturers and retail customers with distinct benefits, principal among which are: enhanced protection from theft, activation and deactivation without the need for special training of store employees, more open display of merchandise resulting in increased sales for manufacturers and reduced costs for retail products.

CHECKPOINT PRODUCTS AND TECHNOLOGY

     The Company believes its single proprietary RF technology approach to the EAS marketplace has certain product advantages, especially in the faster growing, hard goods market. First, the Company can produce a high volume of paper-thin targets at a low per unit cost. Second, the small size and flexibility of the Company's RF targets enable them to be used in a broad array of products and markets. Third, the Company's RF technology allows retailers to simultaneously deactivate the target and scan barcodes. Finally, RF technology permits retailers to deactivate targets without specifically locating or making contact with the targets.

     The Company also believes that its RF technology is more conducive to usage in source tagging because: (i) manufacturers can machine-insert the Company's easily concealed flexible targets at high production speeds during the manufacturing or packaging process (e.g., in boxes or other types of packaging) at little or no additional cost, (ii) using RF technology, targets can be more easily activated and deactivated and (iii) the retailer can deactivate the target and scan the bar code simultaneously with readily available scanning equipment.

     Checkpoint's principal global competitor in the EAS industry is Sensormatic Electronics Corporation ('Sensormatic'). Sensormatic is a fully integrated supplier of electronic security systems with an approximately 60% market share and revenues of approximately $656.0 million in its most recent fiscal year. Unlike Checkpoint which utilizes its compatible RF technologies across all market segments, Sensormatic employs five separate, non-compatible technologies
- -- acoustic-magnetic, magnetic, radio frequency, microwave, and frequency division magnetic. Sensormatic's recommendation of a technology depends on the market. Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

STRATEGY

     The Company is, and will continue to be, focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer. Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. These objectives will be attained by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations.

     More specifically, in order to interact more closely with retailers and better understand and respond to their needs (including reducing shrinkage and providing retailers with enhanced sales opportunities through more open display of merchandise), the Company is pursuing the following strategies:

      Expanding its direct sales and service capabilities in strategic geographic areas;

      Broadening its product lines;

      Increasing its penetration of the hard goods retail market (currently estimated to be less than 10% penetrated);

      Continuing to promote source tagging;

      Continuing to improve the Company's highly integrated and state-of-the-art manufacturing processes and technologies; and

      Continuing to explore strategic acquisitions or start-up opportunities in the following areas: distribution, alternate source manufacturing and product line diversification within the Company's core businesses.

PENDING ACQUISITION

     On October 20, 1994, the Company entered into a letter of intent to purchase Alarmex, Inc. and its related company Bayport Controls, Inc. (together, 'Alarmex') for approximately $13.5 million ($10 million in cash and the balance in 200,717 shares of Checkpoint Common Stock) (the 'Alarmex Acquisition'). The Alarmex Acquisition is subject to the negotiation of a definitive purchase agreement which is expected to contain conditions to closing standard for a transaction of this nature. The Company intends to finance the cash portion of the Alarmex Acquisition with the private placement of the Company's long-term notes.

                                  THE OFFERING

Common Stock offered............................  3,000,000 shares
Common Stock to be outstanding after the
  Offering(1)...................................  13,698,228 shares
Use of proceeds.................................  For general corporate purposes including (i) funding strategic acquisitions or start-up opportunities, (ii) repaying certain indebtedness and (iii) funding the Company's leasing programs.
                                                  See 'Investment Considerations' and 'Use of Proceeds.'
NYSE Symbol.....................................  CKP

- ------------------
(1) Includes 200,717 shares to be issued by the Company in connection with the Alarmex Acquisition. Excludes 1,468,151 shares subject to options to purchase granted pursuant to the Company's Stock Option Plan (1992).

                           INVESTMENT CONSIDERATIONS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN MATTERS RELATING TO AN INVESTMENT IN THE COMPANY. SEE 'INVESTMENT CONSIDERATIONS.'

                         SUMMARY FINANCIAL INFORMATION

     The summary historical and pro forma financial information presented below has been derived from the consolidated financial statements of the Company and Alarmex and the pro forma financial information of the Company appearing elsewhere, or incorporated by reference, in this Prospectus and should be read in conjunction with 'Use of Proceeds,' 'Pro Forma Combined Financial Information,' 'Selected Historical Financial Information,' 'Management's Discussion and Analysis of Results of Operations and Financial Condition' and the consolidated financial statements of the Company and Alarmex appearing elsewhere, or incorporated by reference, in this Prospectus. The summary pro forma statement of operations data presented below give effect to the Alarmex Acquisition and the sale of the shares of Common Stock offered hereby, and the application of the net proceeds therefrom, as if they had occurred at the beginning of fiscal year 1993. The summary as adjusted balance sheet data give effect to the Alarmex Acquisition and the sale of the shares of Common Stock offered hereby, and the application of net proceeds therefrom, as if they had occurred on September 25, 1994.

                                                            FISCAL YEAR                           FIRST NINE MONTHS
                                            --------------------------------------------  ---------------------------------
                                                        ACTUAL                PRO FORMA          ACTUAL          PRO FORMA
                                            -------------------------------  -----------  --------------------  -----------
                                              1991       1992       1993        1993        1993       1994        1994
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues..............................  $  52,943  $  72,166  $  93,034   $ 111,252   $  64,646  $  88,807   $ 104,986
Cost of revenues..........................     28,479     38,650     54,421      67,798      37,681     45,969      56,796
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
  Gross profit............................     24,464     33,516     38,613      43,454      26,965     42,838      48,190
Selling, general and administrative
  expenses................................     23,646     28,342     39,238      44,387      28,163     35,946      40,092
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
  Operating income (loss).................        818      5,174       (625)       (933)     (1,198)     6,892       8,098
Contract settlement income................         --         --      3,500       3,500       3,500         --          --
Interest expense (income), net............        183        283        477       1,235         375      1,642       1,928
Other expense.............................         --         --        327         382          --        243         244
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
  Income before income taxes..............        635      4,891      2,071         950       1,927      5,007       5,926
Income taxes..............................        127        463        456         370         424      1,252       1,672
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
  Net earnings............................  $     508  $   4,428  $   1,615   $     580   $   1,503  $   3,755   $   4,254
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
                                            ---------  ---------  ---------  -----------  ---------  ---------  -----------
Net earnings per share....................  $     .05  $     .45  $     .16   $     .04   $     .14  $     .35   $     .31
Weighted average number of common and
  common equivalent shares................      9,591      9,951     10,386      13,587      10,386     10,721      13,922

                                                                                                       FISCAL NINE MONTHS
                                                                               FISCAL YEAR
                                                                     -------------------------------  --------------------
                                                                       1991       1992       1993       1993       1994
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                       (IN THOUSANDS, EXCEPT TOTAL DEACTIVATION SYSTEMS
                                                                     INSTALLED AND TOTAL SENSORS INSTALLED)
SELECTED OPERATING DATA:
Disposable labels sold (during period).............................    537,833    691,494    733,530    528,323    623,766
Total deactivation systems installed (at period end)...............     30,003     43,771     61,417     56,937     81,181
Total sensors installed (at period end)............................     58,859     70,256     91,648     88,649    102,349

                                                                                                    AS OF
                                                                                              SEPTEMBER 25, 1994
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................................................................  $  38,581   $ 101,305
Total assets..............................................................................    120,659     197,140
Long-term debt............................................................................     35,550      38,720
Total debt................................................................................     41,080      41,961
Shareholders' equity......................................................................     59,726     130,224

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following considerations, as well as the other information appearing elsewhere in this Prospectus, in evaluating an investment in the Common Stock.

COMPETITION

     The Company's business is intensely competitive. Competition in the EAS market is principally based upon the technologies underlying security systems, as well as price, breadth and quality of product offering, and service to customers. While there are a number of competitors in the market, Sensormatic, a fully integrated supplier of electronic security systems to retail and other markets, has a dominant market share of the electronic security systems industry, with over 60% of the global market for electronic security systems. With revenues of approximately $656.0 million for its most recent fiscal year, Sensormatic has economic and other resources substantially greater than those of the Company.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

     The Company believes that its patented and proprietary technologies are important to its business and strategies for growth and provide it with distinct competitive advantages. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture. On March 10, 1993, the Company instituted proceedings in the International Trade Commission (the 'ITC') alleging that certain parties had imported into the United States anti-theft tags that infringed certain patents, of which the Company is exclusive licensee, which relate to the methods of deactivation of the tags. On March 10, 1994, the ITC issued a Notice of Determination Not to Review an Initial Determination Finding No Violation of Section 337 of the Tariff Act of 1930. This notice was based upon a finding by the ITC that the Company's patents were not infringed by defendant's tags and, further, that such patents were invalid. This issue has yet to be resolved, as the Company has appealed the ITC's Determination to the U.S. Court of Appeals for the Federal Circuit. In addition, the ITC's findings of no infringement and of invalidity are not binding on the Federal courts regardless of the Court of Appeals' holding with respect to the ITC's Final Determination. In addition, a proceeding in the Court of Commerce of the canton of Zurich, Switzerland involving certain of the same parties and the Swiss counterpart of the U.S. patent found that the defendants' tags do infringe the Company's patents; such finding is being appealed by those defendants.

     The patents at issue in these proceedings provide patent protection for the Company's disposable tag. However, the Company believes that the manufacture of its disposable tags involves significant proprietary information and know-how which it believes would be difficult for a competitor to duplicate. Accordingly, management believes that if the patents at issue were to be held invalid, it would not have a material adverse impact on the Company.

     In conjunction with the ITC proceedings, the Company has capitalized approximately $1.9 million in patent defense costs, which is included in 'Intangibles' on the Company's balance sheet at September 25, 1994. An unfavorable resolution of the current suit in the Federal Circuit would result in a charge to earnings of these deferred patent costs at the time of such resolution.

SINGLE MANUFACTURING SOURCE FOR DISPOSABLE TARGETS

     The Company manufactures all of its disposable targets at its recently constructed, fully integrated facility in Puerto Rico. While the Company has substantial excess capacity at this facility, any event which would significantly reduce production at this facility would materially affect results of operations. The Company is currently exploring development of a second source for the manufacture of its disposable targets, although no assurance can be given that it will be successful.

EXPOSURE TO INTERNATIONAL OPERATIONS

     During fiscal year 1993, sales of the Company's products outside the United States accounted for approximately 35.9% of net revenues. Substantial dependence on foreign markets increases the risks associated with economic and other developments in other jurisdictions. In 1993, due to the termination of the Company's European distribution arrangement, the Company moved from indirect sales to direct sales and substantially increased its sales force. As a result, the Company experienced a significant increase in selling and service expenses attributable to foreign operations.

     Prior to fiscal year 1993, substantially all the Company's overseas sales were made to distributors and were paid in U.S. dollars. As a result of the Company's strategy to increase distribution directly to its customers (as opposed to sales through independent distributors), approximately 79.7% of the Company's international sales for the first nine months of 1994 were made in local currencies. This increases the Company's exposure to foreign currency fluctuations, which can adversely affect results. During the first nine months of 1994, 'other expense' on the Company's statement of operations reflects a loss of $243,000 for the impact of losses on foreign exchange forward contracts. There was no impact in prior years. In addition, the Company does not engage in any other financial hedging activities. The Company is evaluating various strategies in order to minimize the impact of foreign currency fluctuations and the Company's current policy is to purchase foreign exchange forward contracts so that at any point in time approximately 50% of its foreign currency receivables outstanding are covered by such contracts. These activities serve to minimize, but not eliminate, the risk from fluctuations in exchange rates.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's customers are substantially dependent on the retail market which is subject to significant seasonal fluctuations in operations. As a result, the Company's sales can generally be expected to be impacted by fluctuations in retail sales. Historically, the Company has experienced greater sales in the third and fourth fiscal quarters of each year. Disposable tag sales, which accounted for approximately 29.8% of net revenues in fiscal year 1993 and which are expected to remain an important contributor to net revenues as more of the Company's EAS systems are installed, are directly tied to retail inventory turnover rates and can also be expected to vary with retailers' seasonal fluctuations.

USE OF PROCEEDS

     The Company intends to use approximately $27 million of the net proceeds from the sale of the Common Stock offered hereby for strategic acquisitions, start-up operations and related capital expenditures. There can be no assurance, however, that any acquisition or start-up operation will be consummated or, if consummated, that any such acquisition or start-up operation will be profitable or successfully enhance the Company's competitive position now or in the future.

DIVIDENDS

     The Company has never paid cash dividends on its Common Stock, does not anticipate paying any cash dividends in the near future and is limited by existing covenants in the Company's debt instruments from paying dividends. The Company has retained, and expects to continue to retain, its earnings for reinvestment in its business. See 'Common Stock Price Range and Dividends.'

                                  THE COMPANY

OVERVIEW

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary RF technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems. Over the past three years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

     The Company's key product offerings use a low-cost disposable, paper-thin target which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 38% and 36% of the Company's net revenues for fiscal year 1993 and the first nine months of 1994, respectively. The Company believes that the net proceeds from the sale of the shares of Common Stock offered hereby will provide it with the additional capital resources necessary to continue to implement the Company's business strategy, which focuses on capitalizing on retailers' increasing attention to theft prevention through use of the Company's proprietary RF technology-based products.

     The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise, and to reduce associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Kroger, Lucky's Grocery, Payless, Ralph's, Rite-Aid, Ross, Target, and Walgreens. In addition, the Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

     The Company is, and will continue to be, focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer. Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. These objectives will be attained by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations.

     The Company has its principal executive offices at 101 Wolf Drive, Thorofare, New Jersey 08086, (609) 848-1800.

COMPANY HISTORY

     In 1969, the Company was incorporated in Pennsylvania as a wholly-owned subsidiary of Logistics Industries Corporation. In 1977, Logistics, pursuant to the terms of its merger into Lydall, Inc., distributed the Company's Common Stock to Logistics' shareholders as a dividend. In February, 1986, the Company acquired Sielox Systems, Inc., which developed, produced and marketed EAC systems for use in commercial and institutional applications. In August, 1990, Sielox's operations were combined with the Company's.

ACQUISITION OF ALARMEX

     The Company has entered into a letter of intent to purchase Alarmex for approximately $13.5 million ($10 million in cash and the balance in 200,717 shares of Common Stock of Checkpoint). The Company intends to finance the cash portion of the Alarmex Acquisition with the private placement of the Company's long-term notes. The Alarmex Acquisition is subject to the negotiation of a definitive purchase agreement which is expected to contain conditions to closing standard for a transaction of this nature. While there can be no assurance that the Alarmex Acquisition will be consummated, the Company anticipates consummating the Alarmex Acquisition in the first quarter of fiscal year 1995.

     Alarmex designs and provides CCTV, POS monitoring, burglar and fire alarm systems and also provides related central station monitoring services to over 9,000 retail sites in the United States. The Company believes the acquisition of Alarmex will complement Checkpoint's current CCTV and POS monitoring products. With the acquisition of Alarmex, Checkpoint will be able to offer its customers a broader and more sophisticated range of CCTV and POS monitoring products. In addition, Alarmex will enable Checkpoint to enter the burglar and fire alarm market with related central station alarm monitoring capabilities.

                                USE OF PROCEEDS

     The net proceeds from the sale of shares of Common Stock offered hereby are estimated to be approximately $67.0 million ($77.3 million if the Underwriters' over-allotment option is exercised in full). These proceeds are expected to be used for general corporate purposes including the following: (i) approximately $27 million for potential strategic acquisitions and related start-up operations and capital expenditures, (ii) approximately $14 million to retire existing short and long-term indebtedness and an additional $6 million to retire short and long-term indebtedness expected to be outstanding at the time of the consummation of the Offering, and (iii) approximately $20 million to provide the necessary capital to enable the Company to lease equipment to retailers under long-term leases. The indebtedness outstanding at December 31, 1994, to be repaid from the net proceeds of the sale of shares of Common Stock offered hereby, bore an average interest rate of approximately 7% at such date and becomes due in 1995 and 1996.

     The Company is currently engaged in discussions with several companies with respect to proposed acquisitions and has entered into a letter of intent with respect to the Alarmex Acquisition. The Company intends to finance the cash portion of the Alarmex Acquisition with the private placement of the Company's long-term notes. There can be no assurance, however, that any particular acquisition will be consummated or, if consummated, that such acquisition will be profitable or successfully enhance the Company's competitive position now or in the future. If the Company is unable to consummate any particular acquisition, the proceeds will be applied to alternative start-up operations or capital expenditures.

     The foregoing represents the Company's best estimate of the allocation of the net proceeds of the sale of shares of Common Stock offered hereby based upon current economic and industry conditions and the current state of its business operations and plans. Pending the application of the proceeds, the Company intends to invest such proceeds in short-term, investment-grade, interest-bearing securities.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Checkpoint's Common Stock is listed on the New York Stock Exchange ('NYSE') under the symbol CKP. Trading on such exchange commenced on October 29, 1993, prior to which Checkpoint's Common Stock was traded on the Nasdaq National Market ('NASDAQ') under the symbol CHEK. The following table sets forth for the periods indicated the high and low closing sale prices for the Company's Common Stock as reported by NASDAQ prior to October 29, 1993 and as reported on the NYSE Composite Tape commencing October 29, 1993.

                                                                                       HIGH         LOW
                                                                                       -----     ---------
Fiscal Year 1992
  First Quarter...................................................................   $ 13        $ 7 3/4
  Second Quarter..................................................................     11          7 1/8
  Third Quarter...................................................................     10 7/8      8 5/8
  Fourth Quarter..................................................................     18 1/8      9 1/8
Fiscal Year 1993
  First Quarter...................................................................     20 1/8      8 3/4
  Second Quarter..................................................................     12 7/8      8 3/4
  Third Quarter...................................................................     11 3/4      8 1/8
  Fourth Quarter..................................................................     14          8 1/2
Fiscal Year 1994
  First Quarter...................................................................     14 1/2     10 3/8
  Second Quarter..................................................................     17 1/4     12 3/4
  Third Quarter...................................................................     18 7/8     14 7/8
  Fourth Quarter..................................................................     21 1/2     16 3/8
Fiscal Year 1995
  First Quarter (through January 20, 1995)........................................     24 3/4     18 3/4

     A recent reported last sale price per share for the Company's Common Stock on the NYSE is set forth on the cover page of this Prospectus.

     The Company has never paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the near future. The Company has retained, and expects to continue to retain, its earnings for reinvestment in its business. The payment of dividends in the future will depend on the financial condition and results of operations of the Company, its cash needs and other factors deemed relevant by the Board of Directors. In addition, certain covenants in the Company's debt instruments limit the amounts available for dividends on its common stock. See 'Description of Capital Stock -- Common Stock.'

                                 CAPITALIZATION

     The following table sets forth the short-term debt and total capitalization of the Company at September 25, 1994, and as adjusted to give effect to the (i) Alarmex Acquisition and (ii) sale of the shares of the Common Stock offered hereby and the application of the net proceeds therefrom as described under 'Use of Proceeds.' This table should be read in conjunction with 'Use of Proceeds,' 'Pro Forma Combined Financial Information,' 'Selected Historical Financial Information,' and the consolidated financial statements of the Company and Alarmex appearing elsewhere, or incorporated by reference, in this Prospectus.

                                                                                       SEPTEMBER 25, 1994
                                                                                     ----------------------
                                                                                      ACTUAL    AS ADJUSTED
                                                                                     ---------  -----------
                                                                                     (IN THOUSANDS)
Short-term debt:
  Line of Credit...................................................................  $   2,289   $      --
  Current portion of long-term debt................................................      3,241       3,241
                                                                                     ---------  -----------
     Total short-term debt.........................................................  $   5,530   $   3,241
                                                                                     ---------  -----------
                                                                                     ---------  -----------
Long-term debt (less current portion):
  Revolving Credit Facility........................................................  $  11,830   $      --
  Term Debt........................................................................     23,720      38,720
                                                                                     ---------  -----------
     Total long-term debt..........................................................     35,550      38,720
                                                                                     ---------  -----------
Shareholders' equity
  Preferred stock, no par value, authorized 500,000 shares, none issued............         --          --
  Common Stock, par value $.10 per share, 100,000,000 shares authorized, 11,211,311 shares issued and outstanding; 14,412,028 shares issued and outstanding (as
     adjusted).....................................................................      1,121     1,441(1)
  Additional capital...............................................................     20,860    91,038(1)
  Retained earnings................................................................     44,261      44,261
  Common stock in treasury, at cost, 799,000 shares................................     (5,664)     (5,664)
  Foreign currency adjustments.....................................................       (852)       (852)
                                                                                     ---------  -----------
     Total shareholders' equity....................................................     59,726     130,224
                                                                                     ---------  -----------
        Total capitalization.......................................................  $  95,276   $ 168,944
                                                                                     ---------  -----------
                                                                                     ---------  -----------

- ------------------
(1) Reflects the (i) issuance of 200,717 shares of Common Stock in connection with the Alarmex Acquisition (valued at a price of $17.43 per share) and
    (ii) issuance and sale of 3,000,000 shares of the Common Stock offered hereby (assuming an offering price of $24.00) less underwriting discounts and offering expenses.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

     The following pro forma financial information is based on the historical consolidated financial statements of the Company and Alarmex appearing elsewhere, or incorporated by reference, in this Prospectus adjusted to give effect to the Alarmex Acquisition and the sale of the shares of the Common Stock offered hereby, and the application of the net proceeds therefrom. The Pro Forma Combined Statement of Operations Data for fiscal year 1993 and the first nine months of 1994 give effect to the Alarmex Acquisition and the sale of the shares of the Common Stock offered hereby, and the application of the net proceeds therefrom, as if they had occurred at the beginning of fiscal year 1993 and the Pro Forma Combined Balance Sheet Data give effect to the Alarmex Acquisition and the sale of the shares of the Common Stock offered hereby and the application of the net proceeds therefrom, as if they had occurred on September 25, 1994. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial information does not purport to represent what the Company's results of operations or financial position would actually have been had the Alarmex Acquisition and the sale of the shares of the Common Stock offered hereby, and the application of the net proceeds therefrom, in fact occurred at such dates or to project the Company's results of operations or financial position for or at any future period or date. The pro forma financial information should be read in conjunction with 'Use of Proceeds,' 'Capitalization,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the historical consolidated financial statements of the Company and Alarmex appearing elsewhere, or incorporated by reference, in this Prospectus.

     The Alarmex Acquisition will be accounted for under the purchase method of accounting. The total purchase price for the Alarmex Acquisition of approximately $13.5 million ($10 million in cash and the balance in 200,717 shares of Checkpoint Common Stock), including estimated aggregate related acquisition costs of $300,000, will be allocated to the tangible and identifiable intangible assets and liabilities of Alarmex based upon management's estimates of their fair value with the remainder to be allocated to cost in excess of assets acquired. For purposes of presenting pro forma results, no changes in revenues or expenses have been made to reflect the result of any modification to operations that might have been made had the Alarmex Acquisition been consummated at the beginning of fiscal year 1993. The pro forma expenses include the recurring costs which are directly attributable to the Alarmex Acquisition, such as the change in depreciation and the amortization expenses resulting from the allocation of the purchase price.

                     PRO FORMA COMBINED BALANCE SHEET DATA

                               SEPTEMBER 25, 1994

                                                                                                             PRO FORMA
                                                                                                              FOR THE
                                                                  ADJUSTMENTS    PRO FORMA                    ALARMEX
                                                                    FOR THE       FOR THE     ADJUSTMENTS   ACQUISITION
                                       CHECKPOINT     ALARMEX       ALARMEX       ALARMEX       FOR THE       AND THE
                                         ACTUAL       ACTUAL      ACQUISITION   ACQUISITION    OFFERING      OFFERING
                                       -----------  -----------  -------------  -----------  -------------  -----------
                                                                                                        (IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........   $     280    $       1     $   2,098(1)  $   2,379     $  52,881(5)  $  55,260
  Accounts receivable, net...........      29,790        4,612            --        34,402            --        34,402
  Inventories........................      28,499        4,012         1,204(2)     33,715            --        33,715
  Other current assets...............       5,395          729            --         6,124            --         6,124
                                       -----------  -----------  -------------  -----------  -------------  -----------
  Total current assets...............      63,964        9,354         3,302        76,620        52,881       129,501
Property, plant and equipment, net of
  accumulated depreciation...........      35,118          572            --        35,690            --        35,690
Excess of purchase price over fair
  value of net assets acquired.......       9,617           92         9,472(2)     19,181            --        19,181
Intangibles..........................       5,707           --            --         5,707            --         5,707
Deferred taxes, net of valuation
  allowances.........................         479           61            --           540            --           540
Other assets.........................       5,774          747            --         6,521            --         6,521
                                       -----------  -----------  -------------  -----------  -------------  -----------
Total assets.........................   $ 120,659    $  10,826     $  12,774     $ 144,259     $  52,881     $ 197,140
                                       -----------  -----------  -------------  -----------  -------------  -----------
                                       -----------  -----------  -------------  -----------  -------------  -----------
Current liabilities:
  Accounts payable...................   $   5,504    $   2,843     $      --     $   8,347     $      --     $   8,347
  Accrued compensation...............       3,243           92            --         3,335            --         3,335
  Income taxes.......................       1,734          400            --         2,134            --         2,134
  Unearned revenues..................       3,370        1,019            --         4,389            --         4,389
  Other current liabilities..........       6,002          748            --         6,750            --         6,750
  Short-term borrowings and current
    portion long-term debt...........       5,530        1,725        (1,725)(3)      5,530       (2,289)(5)      3,241
                                       -----------  -----------  -------------  -----------  -------------  -----------
  Total current liabilities..........      25,383        6,827        (1,725)       30,485        (2,289)       28,196
                                       -----------  -----------  -------------  -----------  -------------  -----------
Long-term debt, less current
  maturities.........................      35,550        1,177        13,823(3)     50,550       (11,830)(5)     38,720
Shareholders' equity
  Preferred stock, no par value......          --           --            --            --            --            --
    Common stock, par value $.10 per
    share............................       1,121            9            11(4)      1,141           300(5)      1,441
  Additional capital.................      20,860           --         3,478(4)     24,338        66,700(5)     91,038
  Retained earnings..................      44,261        3,156        (3,156)(2)     44,261           --        44,261
  Common stock in treasury...........      (5,664)          --            --        (5,664)           --        (5,664)
  Shareholder loan, interest at 5%,
    due on demand....................          --         (343)          343(2)         --            --            --
  Foreign currency adjustment........        (852)          --            --          (852)           --          (852)
                                       -----------  -----------  -------------  -----------  -------------  -----------
  Total shareholders' equity.........      59,726        2,822           676        63,224        67,000       130,224
                                       -----------  -----------  -------------  -----------  -------------  -----------
Total liabilities and shareholders'
  equity.............................   $ 120,659    $  10,826     $  12,774     $ 144,259     $  52,881     $ 197,140
                                       -----------  -----------  -------------  -----------  -------------  -----------
                                       -----------  -----------  -------------  -----------  -------------  -----------

- ------------------
(1) Reflects the issuance of a $15.0 million eight-year note at an interest rate of 9.35% (the '9.35% Note') less (i) payment of $10.0 million as the cash portion of the purchase price for Alarmex and (ii) repayment of $2.9 million of Alarmex debt.
(2) Reflects purchase accounting adjustments as a result of the Alarmex Acquisition as follows:
    Step-up in basis of Alarmex inventories.......................  $1.2 million
    Increase in goodwill in connection with the purchase
      of Alarmex..................................................  $9.5 million
    Elimination of the retained earnings of Alarmex...............  $3.2 million
    Elimination of shareholder loan...............................  $ .3 million
(3) Reflects (i) the issue of the 9.35% Note ($15.0 million), (ii) repayment of $1.7 million of Alarmex current portion of long-term debt and (iii) repayment of $1.2 million of Alarmex long-term debt.
(4) Reflects the (i) issuance of 200,717 shares of Common Stock as the stock portion of the purchase price (valued at a price of $17.43 per share) and
    (ii) elimination of the stated value of Alarmex common stock.
(5) Reflects the issuance and sale of 3,000,000 shares of the Common Stock offered hereby (assuming an offering price of $24.00) less underwriting discounts and offering expenses less (i) repayment of $2.3 million of the Company's short-term borrowings and (ii) repayment of $11.8 million of the Company's long-term debt.

                PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA
                                FISCAL YEAR 1993

                                                              ADJUSTMENTS    PRO FORMA                       PRO FORMA
                                                                FOR THE       FOR THE      ADJUSTMENTS    FOR THE ALARMEX
                                   CHECKPOINT     ALARMEX       ALARMEX       ALARMEX        FOR THE      ACQUISITION AND
                                     ACTUAL       ACTUAL      ACQUISITION   ACQUISITION     OFFERING       THE OFFERING
                                   -----------  -----------  -------------  -----------  ---------------  ---------------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues.....................   $  93,034    $  18,218     $      --     $ 111,252      $      --        $ 111,252
Cost of revenues.................      54,421       12,804           573(1)     67,798             --           67,798
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Gross profit...................      38,613        5,414          (573)       43,454             --           43,454
Selling, general and
  administrative expenses........      39,238        4,629           520(2)     44,387             --           44,387
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Operating income (loss)........        (625)         785        (1,093)         (933)            --             (933)
Contract settlement income.......       3,500           --            --         3,500             --            3,500
Interest expense (income), net...         477          137         1,231(3)      1,845           (610)(6)        1,235
Other expense....................         327           55            --           382             --              382
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Income before income taxes.....       2,071          593        (2,324)          340            610              950
Income taxes.....................         456          138          (443)(4)       (151)          220(4)          (370)
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Net earnings...................   $   1,615    $     455     $  (1,881)    $     189      $     390        $     580
                                   -----------  -----------  -------------  -----------         -----     ---------------
                                   -----------  -----------  -------------  -----------         -----     ---------------
Net earnings per share...........   $     .16                                $     .02                       $     .04
Weighted average number of common
  and common equivalent shares...      10,386                                   10,587(5)                       13,587(7)

                           FIRST NINE MONTHS OF 1994

                                                              ADJUSTMENTS    PRO FORMA                       PRO FORMA
                                                                FOR THE       FOR THE      ADJUSTMENTS    FOR THE ALARMEX
                                   CHECKPOINT     ALARMEX       ALARMEX       ALARMEX        FOR THE      ACQUISITION AND
                                     ACTUAL       ACTUAL      ACQUISITION   ACQUISITION     OFFERING       THE OFFERING
                                   -----------  -----------  -------------  -----------  ---------------  ---------------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues.....................   $  88,807    $  16,179     $      --     $ 104,986      $      --        $ 104,986
Cost of revenues.................      45,969       10,827            --        56,796             --           56,796
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Gross profit...................      42,838        5,352            --        48,190             --           48,190
Selling, general and
  administrative expenses........      35,946        3,756           390(2)     40,092             --           40,092
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Operating income (loss)........       6,892        1,596          (390)        8,098             --            8,098
Contract settlement income.......          --           --            --            --             --               --
Interest expense (income), net...       1,642          135           892(3)      2,669           (741)(6)        1,928
Other expense....................         243            1            --           244             --              244
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Income before income taxes.....       5,007        1,460        (1,282)        5,185            741            5,926
Income taxes.....................       1,252          474          (321)(4)      1,405           267(4)         1,672
                                   -----------  -----------  -------------  -----------         -----     ---------------
  Net earnings...................   $   3,755    $     986     $    (961)    $   3,780      $     474        $   4,254
                                   -----------  -----------  -------------  -----------         -----     ---------------
                                   -----------  -----------  -------------  -----------         -----     ---------------
Net earnings per share...........   $     .35                                $     .35                       $     .31
Weighted average number of common
  and common equivalent shares...      10,721                                   10,922(5)                       13,922(7)

- ------------------
(1) Represents the step-up basis in value of Alarmex inventories.
(2) Reflects the increase in amortization of goodwill (over a 20-year period) in connection with the Alarmex Acquisition as if the acquisition had occurred on January 1, 1993.
(3) Reflects the increase in interest expense due to the issue of the 9.35% Notes offset by the reduction in interest expense due to the repayment of Alarmex debt.

                                                                            FISCAL YEAR      FIRST NINE
                                                                               1993        MONTHS OF 1994
                                                                           -------------  -----------------
                                                                                           (IN THOUSANDS)
Interest on 9.35% Notes..................................................    $   1,403        $   1,052
Interest on Alarmex debt.................................................         (172)            (160)
                                                                                ------           ------
Total....................................................................    $   1,231        $     892
                                                                                ------           ------
                                                                                ------           ------

(4) Reflects the change in the provision for income taxes as a result of the pro forma adjustments. Such adjustments were based on the combined effective federal and state tax rate of 36%, however, no deduction was taken for the amortization of the goodwill acquired and step-up basis in value of Alarmex inventories as these amounts are not deductible.
(5) Reflects the issuance of 200,717 shares of Common Stock as the stock portion of the purchase price of Alarmex.
(6) Reflects the reduction in interest expense due to the repayment of $2.3 million of the Company's short-term borrowing and $11.8 million of the Company's long-term debt with a portion of the net proceeds of the Offering.
(7) Reflects the issuance and sale of 3,000,000 shares of the Common Stock offered hereby.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information presented below has been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company as of December 27, 1992 and December 26, 1993, and for each of the three prior fiscal years are included elsewhere in this Prospectus and have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, whose report thereon is also included herein.

     The selected historical financial information presented below as of September 25, 1994 and for the nine-month periods ended September 26, 1993 and September 25, 1994, has been derived from the unaudited interim condensed consolidated financial statements of the Company included elsewhere in this Prospectus, which in the opinion of Checkpoint management includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The results of operations for the first nine months of 1994 are not necessarily indicative of results that can be expected for the full year.

     The information presented below should be read in conjunction with, and is qualified by, 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's consolidated financial statements and related notes included elsewhere in this Prospectus.

                                                                FISCAL YEAR                        FIRST NINE MONTHS
                                           -----------------------------------------------------  --------------------
                                             1989       1990       1991       1992       1993       1993       1994
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, TOTAL DEACTIVATION SYSTEMS
                                           AND TOTAL SENSORS INSTALLED)     INSTALLED
STATEMENT OF OPERATIONS DATA:
Net revenues.............................  $  50,750  $  56,742  $  52,943  $  72,166  $  93,034  $  64,646  $  88,807
Cost of revenues.........................     23,011     26,370     28,479     38,650     54,421     37,681     45,969
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................     27,739     30,372     24,464     33,516     38,613     26,965     42,838
Selling, general and administrative
  expenses...............................     21,218     23,871     23,646     28,342     39,238     28,163     35,946
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss)..................      6,521      6,501        818      5,174       (625)    (1,198)     6,892
Contract settlement income...............         --         --         --         --      3,500      3,500         --
Interest expense (income), net...........       (376)      (206)       183        283        477        375      1,642
Other expense............................         --         --         --         --        327         --        243
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes.............      6,897      6,707        635      4,891      2,071      1,927      5,007
Income taxes (benefit)...................      1,294       (225)       127        463        456        424      1,252
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net earnings...........................  $   5,603  $   6,932  $     508  $   4,428  $   1,615  $   1,503  $   3,755
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings per share...................  $     .61  $     .72  $     .05  $     .45  $     .16  $     .14  $     .35
Weighted average number of common and
  common equivalent shares...............      9,258      9,579      9,591      9,951     10,386     10,386     10,721
SELECTED OPERATING DATA:
Disposable labels sold (during period)...    370,914    434,912    537,833    691,494    733,530    528,323    623,766
Total deactivation systems installed (at
  period end)............................     17,012     24,190     30,003     43,771     61,417     56,937     81,181
Total sensors installed (at period
  end)...................................     44,490     52,237     58,859     70,256     91,648     88,649    102,349
BALANCE SHEET DATA (END OF PERIOD):
Working capital..........................  $  18,742  $  17,915  $  14,245  $  25,792  $  27,984  $  28,293  $  38,581
Total assets.............................     44,371     53,129     57,675     74,333    104,999     95,506    120,659
Long-term debt...........................      1,200         --        783      9,322     24,302     21,033     35,550
Total debt...............................      2,100      1,200      7,005     10,614     28,399     24,084     41,080
Shareholders' equity.....................     32,610     41,321     42,087     51,061     53,779     54,445     59,726

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company included elsewhere in the Prospectus.

OVERVIEW

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary RF technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. In fiscal year 1991, the Company's revenues declined 6.7% from the prior fiscal year at a time of substantial growth in the industry. As a result, the Company's current management adopted a new strategy which focused on introducing new products to meet retailers' needs, moving to direct distribution internationally through the acquisition of several of Checkpoint's independent distributors, increasing the number of direct sales and service personnel and making substantial investments in its manufacturing facility in Puerto Rico to increase its manufacturing capacity and further integrate the manufacturing of its disposable targets. The costs associated with the implementation of this strategy have been significant and have exerted pressure on the Company's profitability. In management's opinion, however, these investments have positioned the Company for the future.

  Net Revenues

     The Company's unit volume is driven by product offerings, number of direct sales personnel, recurring revenues and, to some extent, prices. Since 1991, the Company's unit volume of sales has increased dramatically. During that time the Company has introduced over 40 new products. Increases in the Company's U.S. direct sales personnel and, through various acquisitions, the establishment of a direct sales force in ten other countries, have resulted in the Company's total sales force growing to approximately 180 as compared to approximately 47 as of September 1991. In addition, sales of the Company's disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues. Checkpoint's increasing base of installed systems also results in additional unit volume. For the first nine months of 1994, approximately 36% of the Company's net revenues were attributable to sales of targets and service to its installed base of customers.

     The Company's unique and proprietary product line has enabled it to increase its domestic prices over the past three years. These price increases, however, have been substantially offset by volume discounts offered to national retailers. Internationally, prices have been favorably impacted by moving to direct sales in various countries.

  Cost of Revenues

     The principal elements comprising cost of revenues are product cost, development cost and field and installation cost.

     Across all of the Company's product lines, product costs average approximately 40% of net revenues. The components of cost of revenues are as follows: 74% -- material, 14% -- labor, and 12% -- manufacturing overhead. The primary raw materials used in the manufacture of the Company's products include electronic components for its systems, aluminum foil, resins, and paper used for its disposable tags, ferric chloride solutions for the Company's etching operation of disposable tags and printed circuit boards. Although aluminum, resins and paper are subject to some commodity pricing, in recent years the Company has generally been able to offset price increases through volume purchasing and manufacturing efficiencies.

     The Company believes that its manufacturing know-how and efficiencies relating to disposable and reusable tags give it a significant cost advantage over its competitors. Checkpoint expects volume increases to result in a decrease of product cost as a percentage of net revenues because of the Company's substantial available manufacturing capacity and its ability to more broadly distribute its fixed manufacturing costs over more units.

     For the first nine months of 1994, field service and installation costs approximated 10% of net revenues and include ongoing product service costs and installation costs. The Company believes that it has and will continue to make product design changes which improve product performance and result in easier installation, thereby reducing these costs as a percentage of net revenues.

  Selling, General and Administrative Expenses

     Sales, marketing and customer service comprise approximately 75% of all selling, general and administrative expenses. Selling, general and administrative expenses have increased significantly due to an expansion of Checkpoint's sales force both domestically and internationally (through acquisitions) from a September 1991 sales force of approximately 47 people to a September 1994 sales force of approximately 180. During this same period, significant investment was also made in the establishment of a multifaceted product management team and a professional customer service organization.

  Taxes

     The Company's net earnings generated by the operations of its Puerto Rican subsidiary are exempt from Federal income taxes under section 936 of the Internal Revenue Code ('Section 936') and are substantially exempt from Puerto Rican income taxes. As a result, the Company's effective tax rate for fiscal 1993 was 22%. Changes to Section 936 resulting from the Revenue Reconciliation Act of 1993 are not expected to have an impact on the Company's tax status from earnings generated by the operations in Puerto Rico as a result of substantial investments made by the Company in property, plant and equipment combined with the large workforce currently employed by the Company at the facility. The Company anticipates that its effective tax rate may increase in fiscal year 1995 and beyond due to (i) increased net income due to the Alarmex Acquisition and other possible acquisitions, (ii) a change in U.S. tax laws resulting in a partial tax on Section 936 earnings, whether or not such earnings are repatriated and (iii) additional taxable income attributable to foreign jurisdictions where tax rates may be marginally higher than in the U.S.

  Exposure to International Operations

     Prior to fiscal year 1993, substantially all the Company's overseas sales were made to distributors and were paid in U.S. dollars. As a result of the Company's strategy to increase its distribution directly to customers (as opposed to sales through independent distributors), approximately 79.7% of the Company's international sales for the first nine months of 1994 were made in local currencies. This increases the Company's exposure to foreign currency fluctuations, which can adversely affect results. During the first nine months of 1994, 'other expense' on the Company's statement of operations reflects a loss of $243,000 for the impact of losses on foreign exchange forward contracts. There was no impact in prior years. In addition, the Company does not engage in any other financial hedging activities. The Company is evaluating various strategies in order to minimize the impact of foreign currency fluctuations and the Company's current policy is to purchase foreign exchange forward contracts so that at any point in time approximately 50% of its foreign currency receivables outstanding are covered by such contracts. These activities served to minimize, but not eliminate, the risk from fluctuations in exchange rates.

  Seasonality

     The Company's business generally follows the retail cycle so that revenues are weighted toward the last half of the calendar year as retailers prepare for the holiday season.

     The following table presents unaudited interim operating results of the Company. The Company believes that the following information includes all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principles. The operating results for any interim period are not necessarily indicative of results for any future interim period or the entire fiscal year.

                                                                       FIRST     SECOND      THIRD     FOURTH
                                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                                     ---------  ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
Fiscal year 1994
  Net revenues.....................................................  $  26,223  $  28,656  $  33,928
  Gross profit.....................................................     12,263     13,552     17,023
  Selling, general and administrative expenses.....................     11,011     11,934     13,001
  Net earnings.....................................................  $     527  $   1,067  $   2,162
Fiscal year 1993
  Net revenues.....................................................  $  20,016  $  18,026  $  26,604  $  28,388
  Gross profit.....................................................      8,700      6,880     11,385     11,648
  Selling, general and administrative expenses.....................      8,002      9,069     11,092     11,075
  Net earnings.....................................................  $     507  $     884  $     112  $     112
Fiscal year 1992
  Net revenues.....................................................  $  14,222  $  16,567  $  19,159  $  22,218
  Gross profit.....................................................      6,427      7,570      9,057     10,462
  Selling, general and administrative expenses.....................      6,200      6,870      7,451      7,821
  Net earnings.....................................................  $     150  $     943  $   1,272  $   2,063

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net revenues of certain items included in the Company's statements of operations:

                                                                             PERCENTAGE OF NET SALES
                                                              -----------------------------------------------------
                                                                        FISCAL YEAR             FIRST NINE MONTHS
                                                              -------------------------------  --------------------
                                                                1991       1992       1993       1993       1994
                                                              ---------  ---------  ---------  ---------  ---------
Net revenues................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues............................................       53.8       53.6       58.5       58.3       51.8
                                                              ---------  ---------  ---------  ---------  ---------
  Gross profit..............................................       46.2       46.4       41.5       41.7       48.2
Selling, general and administrative expenses................       44.6       39.3       42.2       43.6       40.4
                                                              ---------  ---------  ---------  ---------  ---------
Operating income (loss).....................................        1.6        7.1       (0.7)      (1.9)       7.8
Other income (loss), net....................................         --         --        3.4        5.5       (0.3)
Interest expense, net.......................................        0.4        0.4        0.5        0.6        1.9
                                                              ---------  ---------  ---------  ---------  ---------
  Income before income taxes................................        1.2        6.7        2.2        3.0        5.6
Income taxes................................................        0.2        0.6        0.5        0.7        1.4
                                                              ---------  ---------  ---------  ---------  ---------
  Net earnings..............................................        1.0%       6.1%       1.7%       2.3%       4.2%
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

FIRST NINE MONTHS OF 1994 COMPARED TO FIRST NINE MONTHS OF 1993

  Overview

     In the first nine months of 1994, the Company began to realize the full impact of acquisitions completed and new products introduced in fiscal year 1993. Net revenues increased by approximately $24.2 million over the comparable period in fiscal year 1993. Continued improvements in the cost of revenues as a percentage of net revenues resulted in a significant increase in incremental gross profit from that obtained in the comparable period in fiscal year 1993. This improvement was driven primarily by increased efficiencies in manufacturing (achieved through (i) closure of a high cost European manufacturing operation and (ii) improvement in manufacturing efficiencies of existing as well as newer generation products introduced in fiscal year 1993) and higher unit volumes in Europe as

Company-sponsored direct sales activities produced anticipated results. These factors combined to produce operating income of approximately $6.9 million during the period compared to an operating loss of $1.2 million in the same period in fiscal year 1993.

  Net Revenues

     Net revenues increased $24.2 million (or 37.4%) over the same period in fiscal year 1993 (from $64.6 million to $88.8 million). Domestic and foreign net revenues accounted for approximately 60.8% and 39.2%, respectively, of total net revenues compared to 67.7% and 32.3% for the same period in fiscal year 1993. Domestic EAS net revenues increased $9.6 million (or 23.7%) primarily as a result of increased unit sales. Higher prices and increases in recurring service revenues also contributed to the increase. International EAS net revenues increased $13.9 million (or 66.6%) primarily as a result of higher prices generated by direct sales. Higher unit volumes and prices on reusable tags together with higher prices across other major product lines accounted for most of the increase. Selling prices were favorably impacted by direct sales as opposed to selling through distributors.

  Cost of Revenues

     Cost of revenues increased $8.3 million (or 22.0%) over the same period in fiscal year 1993 (from $37.7 million to $46.0 million). As a percent of net revenues, however, cost of revenues decreased 6.5% (from 58.3% to 51.8%) compared to the same period in fiscal year 1993 primarily due to (i) increased production volumes combined with greater manufacturing efficiencies, (ii) the relocation of European production into lower cost Caribbean based operations,
(iii) increased manufacturing efficiencies of existing as well as newer generation products introduced in fiscal year 1993 and (iv) no increase in development expense in dollars.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $7.8 million (or 27.6%) over the same period in fiscal year 1993 (from $28.2 million to $35.9 million). As a percentage of net revenues, however, selling, general and administrative expenses, decreased by 3.2% (from 43.6% to 40.4%). The higher expenses (in dollars) were due to (i) increases in variable selling expenses resulting from greater domestic sales and (ii) increases in selling, general and administrative expenses resulting from the acquisitions made in fiscal year 1993.

  Net Earnings

     Net earnings were $3.8 million or $.35 per share versus $1.5 million or $.14 per share for the same period in fiscal year 1993. The results for the first nine months in fiscal year 1993, however, include a one-time benefit of $3.5 million ($2.7 million after tax) from a contract settlement with the Company's former exclusive distributor for Western Europe. The Company's results in the first nine months of fiscal year 1993 were adversely affected by a difficult transition from distribution through independent distributors to direct sales and introduction of new products with attendant start-up problems and expenses, as described in more detail below.

FISCAL YEAR 1993 COMPARED TO FISCAL YEAR 1992

  Overview

     Fiscal year 1993 was characterized by a difficult transition from distribution to direct sales and introduction of new products with attendant start-up problems and expenses. Net revenues increased $20.9 million over fiscal year 1992. These revenues, however, generated only approximately $5.1 million of incremental gross profit. Factors adversely affecting gross margin were (i) increased manufacturing costs attributable to a European factory acquired in 1993 (and since closed) as part of Western European distribution operations,
(ii) start-up manufacturing and installation inefficiencies related to the introduction of certain new high unit volume products and (iii) reduced unit sales in

Europe (and consequently lower fixed cost absorption) attributable to the reorganization from distribution through independent distributors to direct sales in Europe. At the same time, due primarily to a change from distribution sales and related service to Company-sponsored direct sales and service in Europe, selling and related expenses (primarily direct and indirect sales and related product installation and service) increased by approximately $10.9 million over fiscal year 1992. These factors resulted in an operating loss of approximately $.6 million for the year.

  Net Revenues

     Net revenues increased $20.9 million (or 28.9%) over fiscal year 1992 (from $72.2 million to $93.0 million). Domestic and foreign net revenues were 64.1% and 35.9%, respectively, of total net revenues, compared to 68.7% and 31.3% for fiscal year 1992. Domestic EAS net revenues increased $9.4 million (or 20.7%) primarily as a result of unit volume increases across all major product lines and increases in service revenues. Domestically, these positive effects were somewhat offset by lower pricing from high volume national retailers. International EAS net revenues increased $10.8 million (or 47.6%), primarily as a result of higher unit volumes and price increases on reusable tags combined with significantly higher prices across other major product lines attributable to various acquisitions and start up operations made in late 1992 and throughout the year in numerous countries where the Company previously sold through distributors.

  Cost of Revenues

     Cost of revenues increased $15.8 million (or 40.8%) over fiscal year 1992 (from $38.7 million to $54.4 million). As a percent of net revenues, cost of revenues increased 4.9% (from 53.6% to 58.5%) over fiscal year 1992 thereby reducing gross margin from 46.4% in fiscal year 1992 to 41.5% in fiscal year 1993. This decrease in gross margin was primarily due to the factors set forth in the first paragraph of this section.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $10.9 million (or 38.4%) over fiscal year 1992 (from $28.3 million to $39.2 million) and by 2.9% as a percentage of revenues (from 39.3% to 42.2%). The higher expenses are primarily due to (i) increases in variable selling and marketing expenses resulting from higher domestic sales and (ii) sales, marketing, installation and service costs borne by the Company which had been borne by independent distributors.

  Net Earnings

     Net earnings were $1.6 million or $.16 per share versus net earnings of $4.4 million or $.45 per share for fiscal year 1992. Included in the fiscal year 1993 results is a one-time benefit of $3.5 million ($2.7 million after tax) from a contract settlement with the Company's former exclusive distributor for Western Europe.

FISCAL YEAR 1992 COMPARED TO FISCAL YEAR 1991

  Net Revenues

     Net revenues increased $19.2 million (or 36.3%) over fiscal year 1991 (from $52.9 million to $72.2 million). Domestic and foreign net revenues were 68.7% and 31.3%, respectively, of total net revenues, compared to 71% and 29% for fiscal year 1991. Domestic EAS net revenues increased $11.3 million (or 33.3%) primarily as a result of significant unit volume increase within the Company's major product lines and increases in service revenues. These positive effects were offset in part by lower pricing from higher volume national retailers.

     International EAS net revenues increased $7.3 million or 47.7% primarily as a result of unit volume increases resulting in $3.6 million from sales to the Company's exclusive Western European distributor over fiscal year 1991. An additional $2.7 million of the increase in foreign revenues is attributable to unit volume increases of the Company's distributors located in Finland, Argentina, Japan and Mexico with the balance of $1.0 million coming from unit volume increases from other distributors located throughout the world. These unit volume increases were offset in part by price reductions.

  Cost of Revenues

     Cost of revenues declined slightly (53.8% versus 53.6%) compared to fiscal year 1991. This decline was primarily due to (i) lower product cost on increased volumes and (ii) lower development activities as a percentage of sales offset by higher service costs.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $4.7 million (or 19.9%) over fiscal year 1991 (from $23.6 million to $28.3 million). As a percentage of revenues, however, selling, general and administrative expenses decreased by 5.3% (from 44.6% to 39.3%) compared to the same period in fiscal year 1991. The higher expenses are primarily due to (i) increases in variable selling and marketing expenses resulting from greater domestic sales and (ii) higher general and administrative costs in order to support the increased sales volume.

  Net Earnings

     Net earnings were $4.4 million or $.45 per share versus net earnings of $.5 million or $.05 per share for fiscal year 1991.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity needs have related to, and are expected to continue to relate to, capital investments, acquisitions and working capital requirements. The Company has met its liquidity needs over the last three years primarily through funds provided by operations and long-term borrowings. The Company believes that cash provided from operating activities and funding available under its current credit agreements, together with the net proceeds from the sale of the shares of Common Stock offered hereby, will be adequate for its working capital and capital expenditure requirements. Cash provided (used) by operating activities for fiscal years 1991, 1992 and 1993, and the first nine months of 1994 was $.2 million, $1.5 million, $(6.3) million and $(8.6) million, respectively. In fiscal years 1993 and 1994, cash used by operating activities was negatively impacted by increases in accounts receivables and inventories relating to significant sales increases in those periods and increases in rental equipment as a result of allowing retailers to test equipment before finalizing a purchase decision.

     The commitments of the lenders under the credit agreements expire on various dates through May 1, 1996 and currently provide credit up to approximately $14 million. At September 25, 1994, there was approximately $3.0 million available under the credit agreements and the weighted average effective annual interest rate on borrowings made under the credit agreements was 6.9% and 7.1% in fiscal year 1993 and for the first nine months of 1994, respectively. The Company intends to repay substantially all of the outstanding indebtedness under the Company's long term credit facility with the net proceeds from the sale of the shares of Common Stock offered hereby.

     The Company's capital expenditures were $6.1 million in fiscal year 1991, $6.1 million in fiscal year 1992 and $4.6 million in fiscal year 1993. The Company expects that for the fiscal year 1994 and the next several years similar levels of investments in property, plant and equipment will be made. These capital expenditures will be used to expand, improve and maintain plant efficiency at the Company's various production facilities located in the Caribbean. As part of its continuing strategy, the Company is exploring strategic acquisitions in the following areas: distribution, alternate source manufacturing and product line diversification within the Company's core businesses. In order to consummate a particular acquisition, the Company may require additional debt or equity financing.

                                    BUSINESS

OVERVIEW

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary RF technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems. Over the past three years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

     The Company's key product offerings use a low-cost disposable, paper-thin target which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 38% and 36% of the Company's net revenues for fiscal year 1993 and the first nine months of 1994, respectively. The Company believes that the net proceeds from the sale of the shares of Common Stock offered hereby will provide it with the additional capital resources necessary to continue to implement the Company's business strategy, which focuses on capitalizing on retailers' increasing attention to theft prevention through use of the Company's proprietary RF technology-based products.

     The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise, and to reduce associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Kroger, Lucky's Grocery, Payless, Ralph's, Rite-Aid, Ross, Target, and Walgreens. In addition, the Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

THE RETAIL OPPORTUNITY

     The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandisers and music/electronics) and soft goods (apparel). The U.S. Department of Commerce estimates that over 15% of retail costs are attributable to inventory 'shrinkage' (the value of goods which are not paid for). Shrinkage is caused primarily by shoplifting and employee theft. Industry sources estimate that shrinkage is a $30 billion annual problem for the U.S. retail industry and a concern of at least a comparable magnitude throughout the rest of the world. Sophisticated data collection systems (primarily barcode scanners) available to retailers have highlighted the shrinkage problem and, consequently, retailers now realize that the implementation of an effective electronic security system can significantly increase profitability. Accordingly, the retail industry is becoming increasingly focused on theft prevention. An effective EAS program can reduce the loss from shrinkage by over 50%. Since the U.S. Department of Commerce estimates that over 15% of retail costs are a result of theft, a significant decline in shrinkage can result in a substantial jump in profits for retailers by (i) reducing the amount of merchandise that leaves stores without being paid for, (ii) giving retailers price flexibility, and (iii) allowing retailers to openly display higher priced, higher margin merchandise (i.e. jewelry, electronics) with greater visibility resulting in an increase in higher profit impulse sales at a lower sales cost.

     EAS products were first used by retailers to protect soft goods or apparel merchandise. Due to advances in technology applications in recent years, hard goods merchandise can also be economically and effectively protected by EAS products. Traditionally, certain of the hard goods retail markets used bulky packaging to prevent shrinkage. Due to environmental and cost concerns, these markets are looking to EAS products as a less expensive, environmental friendly alternative. Accordingly, hard goods retailers such as supermarkets and hypermarkets, and drug, discount, eyeglass, music, hardware, 'do-it-yourself', home improvement, book and video stores have increasingly become large users of EAS products.

     The hard goods retail markets, estimated to be substantially larger in the aggregate than the EAS retail soft goods market, are relatively unpenetrated. Further, the EAS hard goods retail markets primarily use disposable labels which are affixed to merchandise. Use of the hard goods EAS systems creates a continuing need on the part of retailers for additional disposable labels to be affixed to new merchandise resulting in a major source of recurring revenues for Checkpoint.

     Industry sources estimate there are approximately 330,000 major retail locations in the United States that would benefit from the installation of an EAS system and the Company estimates that less than one-third of these locations have installed systems. The Company believes, moreover, that in the hard goods market less than 10% of such sites are EAS protected. While industry sources expect the growth of EAS systems in the retail soft goods market to be about 5% to 10% annually, the retail hard goods market is expected to grow at approximately 20% per year over the next five years, thus providing an even more significant growth opportunity.

     Retailers generally apply the targets used in EAS systems at the retail site. Retailers have expressed significant interest in source tagging. Manufacturers have been very receptive to source tagging in light of the potential increase in product volume provided by more sales due to easier customer access. According to one fragrance manufacturer's study, self-service fragrance sales are 60% greater than sales of products kept under lock and key. In addition, a study, conducted for the Company by Management Horizons, a division of Price Waterhouse, reported that if the consumer has to wait in line or search for a salesperson to buy batteries or camera film, they are likely to forego the purchase. Bausch & Lomb, Duracell, Eastman Kodak, Texas Instruments and United Distillers are just some of the vendors currently participating in source tagging programs. The Company believes that source tagging provides retailers, manufacturers and retail customers with distinct benefits, principal among which are: enhanced protection from theft, activation and deactivation without the need for special training of store employees, more open display of merchandise resulting in increased sales for manufacturers and reduced costs for retail products.

     Strategies to increase acceptability of source tagging are to (i) intensify vertical market focus into key product segments where RF technology is the only logical choice, such as liquors; (ii) expand source tagging activities into international markets; (iii) increase staffing for source tagging efforts supporting manufacturers and suppliers to speed implementation; and (iv) expand RF target products to accommodate more packaging schemes.

     Newer applications of the technologies used in retail hard goods markets can also be used by non-retail businesses to protect assets such as personal computers, facsimile and copy machines, telephones, artwork, laboratory equipment and tools from loss by unauthorized removal. Other specialized applications include protection of newborn infants in hospitals and patients in nursing homes and other long-term care facilities. Further, non-retail businesses make extensive use of CCTV and electronic access control products to enhance security.

CHECKPOINT PRODUCTS AND TECHNOLOGY

     The Company believes its single proprietary RF technology approach to the EAS marketplace has certain product advantages, especially in the faster growing, hard goods market. First, the Company can produce a high volume of paper-thin targets at a low per unit cost. Second, the small size and flexibility of the Company's RF targets enable them to be used in a broad array of products and markets. Third, the Company's RF technology allows retailers to simultaneously deactivate the target and scan barcodes. Finally, RF technology permits retailers to deactivate targets without specifically locating or making contact with the targets.

     The Company also believes that its RF technology is more conducive to usage in source tagging because: (i) manufacturers can machine-insert the Company's easily concealed flexible targets at high production speeds during the manufacturing or packaging process (e.g., in boxes or other types of packaging) at little or no additional cost, (ii) using RF technology, targets can be more easily activated and deactivated and (iii) the retailer can deactivate the target and scan the bar code simultaneously with readily available scanning equipment.

     Checkpoint developed the concept of source tagging more than ten years ago. Since then, the Company has focused on developing all of the elements required for successful source tagging. In 1993, Checkpoint implemented the concept of bulk activation. The Company believes bulk label activation is essential to a successful source tagging program because (i) not all retail stores are EAS-equipped, (ii) sending activated tags to unprotected stores could create alarm situations if customers take purchases to an EAS-protected store; (iii) it is not cost-effective for manufacturers to create separate inventories (EAS-protected versus non-EAS-protected) and (iv) RF technology does not damage products.

     Checkpoint's principal global competitor in the EAS industry is Sensormatic. Sensormatic is a fully integrated supplier of electronic security systems with an approximately 60% market share and revenues of approximately $656.0 million in its most recent fiscal year. Unlike Checkpoint which utilizes its compatible RF technologies across all market segments, Sensormatic employs five separate, non-compatible technologies -- acousto-magnetic, magnetic, radio frequency, microwave, and frequency division magnetic. Sensormatic's recommendation of a technology depends on the market. Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

STRATEGY

     The Company is, and will continue to be, focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer. Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. These objectives will be attained by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations.

     More specifically, the Company is pursuing the following strategies:

 Expanding its direct sales and service capabilities in strategic geographic areas.

 In order to interact more closely with retailers and better understand and respond to their needs, the Company will continue to expand its direct sales and service capabilities. Checkpoint markets, distributes and services its products in the United States, Canada and, as a result of acquisitions in 1993, in Mexico, Argentina, Australia and throughout most of Western Europe, through a direct sales force of approximately 180. Since September 1991, the Company has expanded its direct sales force from approximately 47 to 180. The Company intends to continue to expand its international sales force either through acquisitions or by establishing start-up operations. In addition, the Company intends to continue to invest in its domestic sales channel to achieve new account penetrations and revenue growth.

 Broadening its product lines.

 In order to satisfy the needs of its customers (including reducing shrinkage and providing the retailer with enhanced sales opportunities through more open display of merchandise), the Company will continue to broaden its product lines. Since 1991, the Company has introduced 43 new products. The Company continues to expand its product line with performance improvement products such as multifrequency tags and less intrusive wide aisle RF detection sensors.

 Increasing its penetration of the hard goods retail market (currently estimated to be less than 10% penetrated).

 By highlighting the competitive advantages of Checkpoint's RF technologies (including disposable targets), the Company seeks to increase its penetration of the retail hard goods market. For the first nine months of 1994, sales of RF disposable targets and field service of their associated sensors and deactivation units accounted for approximately 36% of the Company's net revenues and provide the Company with a major source of recurring revenues. As the Company's installed base of systems increases, so will its recurring disposable label and service revenues and, at some point, the Company believes such products will constitute a majority of sales.

 Continuing to promote source tagging.

 Checkpoint will continue to promote source tagging by providing manufacturers and retailers with a full range of equipment based on RF technologies. To help manufacturers easily conceal Checkpoint's paper-thin disposable RF target in products at the point of manufacture, the Company continues to work closely with the manufacturers in selection of standard application equipment and package design for target placement opportunities.

 Continuing to improve the Company's highly integrated and state-of-the-art manufacturing processes and technologies.

 The Company recently built state-of-the-art facilities located in Puerto Rico and the Dominican Republic which have allowed the Company to become a low cost producer of high quality EAS products. In addition, the Company is currently exploring alternate source manufacturing opportunities.

 Continuing to explore strategic acquisitions or start-up opportunities.

 The Company is exploring acquisitions or start-up opportunities in the following areas: distribution, alternate source manufacturing and product line diversification within the Company's core businesses. On October 20, 1994, the Company entered into a letter of intent to purchase Alarmex for approximately $13.5 million ($10 million in cash and the balance in 200,717 shares of Checkpoint Common Stock). The Alarmex Acquisition is subject to the negotiation of a definitive purchase agreement which is expected to contain conditions to closing standard for a transaction of this nature.

PRODUCTS

  Product Descriptions

     EAS Systems

     Checkpoint offers a wide variety of EAS solutions to meet the requirements of different retail store configurations. A Checkpoint EAS system is primarily comprised of sensors and deactivation units, which respond to or act upon the Company's targets.

     The Company's EAS products are designed and built to comply with applicable Federal Communications Commissions ('FCC') regulations governing radio frequencies, signal strengths and other factors. The Company's present EAS products requiring FCC certification comply with applicable regulations. In addition, the Company's present EAS products meet other regulatory specifications for the countries in which they are sold.

     Sensors. The Company's sensor product lines are used principally in retail establishments and libraries. In retail establishments, EAS system sensors are usually positioned at the exits from the areas in which protected articles are displayed.

     In libraries, sensors are positioned at the exit paths, and gates or turnstiles control traffic. Targets are placed inside books and other materials to be protected. A target passing through the sensor triggers an alarm, which locks the gate or turnstile. The target can easily be deactivated or passed around the sensor by library personnel.

     EAS system components include ten styles of sensors (each including transmitter, receiver and alarm), and the customer's choice of patented disposable paper targets, reusable flexible targets and reusable hard plastic targets. The EAS system's transmitter emits an RF signal and the receiver measures the change in that signal caused by an active target, causing the system to alarm.

     Introduced in 1990, the QS2000 is the latest evolution in the Company's proven Quicksilver sensor product line. With the addition of microprocessor-based radio frequency signal processing, the QS2000 has been engineered to provide excellent target detection with enhanced target-discrimination capabilities. The QS2000 analyzes RF signals in its detection zone and can discriminate between unique target signals and environmental interference. This development greatly reduces false and 'phantom' alarms while increasing target detection. The QS2000 is also available in a weatherized version for outdoor use. The QX2000 is a similar system to the microprocessor based QS2000 system with the added flexibility of modular electronics design. The modular design provides an improved service capability in addition to permitting the system to operate at three different RF frequencies.

     Introduced in 1993, the Condor sensor, is the most technically advanced RF system on the market today. A significant feature of this system is the combination of a receiver and transmitter in a single pedestal. Utilizing a microprocessor and two digital signal processors, the Condor has an aisle width of 12 feet using two pedestals. One sensor is capable of three feet detection on either side of the sensor. Additional features include the ability to mount full-sized merchandising panels, a customer counter, an alarm counter and variable alarm tone.

     Also introduced in 1993, the QS1500 and QS1600 are value-priced, reusable target systems designed primarily for providing wide aisle protection for the apparel marketplace. The QS1500 and QS1600 product lines provide a high detection rate. The QS1500 has three feet of detection on either side of a single pedestal, or it can protect up to six feet between two pedestals. For wider detection, the QS1600 with two pedestals can detect targets at distances of up to twelve feet, which is ideal for shopping mall environments. This system is an inexpensive answer to wide aisle detection.

     The Company also offers chrome-finished Quicksilver sensors, solid-oak Signature sensors, featuring an earlier generation of components, the QS3000, a wide aisle system that can span up to five feet, and the In-Line Supermarket, which is a narrow aisle system designed specifically for hypermarkets. Most of the Company's sensors can be used with the various targets available.

     Deactivation Units. In 1986, the Company introduced Counterpoint, a noncontact deactivation unit which eliminated the need to search for and remove or manually detune disposable targets. Since 1989, the Company has expanded its deactivation products with electronic modules that can be installed into numerous POS bar code scanners including those manufactured by SpectraPhysics Retail Systems, Symbol Technologies, Inc., Metrologic, Inc., National Cash Register, Inc., ICL Systems, Inc., IBM (International Business Machines) and Fujitsu Ltd. These modules allow the reading of bar code information, while deactivating targets in a single step. These deactivation units allow POS personnel to focus on the customer and minimize errors at check-out. During 1993, the Company developed an improved deactivation unit, Counterpoint IV, which provides increased deactivation height and improves the rate of production deactivation. In 1994, the Company increased the deactivation height with the introduction of Counterpoint V.

     Five convenient deactivation configurations -- horizontal counter-mounted slot scanners, a vertical mounted scanner, hand-held scanners, a weigh scale scanner and a deactivation pad -- are available for a variety of POS environments. Most of these units transmit an audible tone that alerts the user that a target has been detected. The tone stops when the target has been deactivated.

     With the exception of the Counterpoint deactivation pad, all of the above scanners read bar code information while deactivating hidden ChekInk targets in a single step. Ideal for high-volume environments, these scanners mount easily at POS, and can deactivate multiple targets on a single item.

     The Counterpoint deactivation pad is placed at the check-out counter, and targets are deactivated automatically by simply passing protected items across the low profile pad which audibly signals that targets have been deactivated. There is no need to see the targets in order to deactivate them. Two sizes of the pads are available, both of which have a very low profile on the counter top of 3/4" or less.

     Developed in 1993 and introduced in 1994, the Counterpoint IV provides increased deactivation height and improves the rate of product deactivation.

     Targets

     Customers can choose from a wide variety of targets, depending on their merchandise mix. Targets can be applied either in-store or at the point of manufacture. All targets contain an electronic circuit that unless deactivated (disposable targets) or removed (reusable targets), triggers an alarm when passed through the sensors.

     Disposable Targets. Disposable security targets are affixed to merchandise by pressure sensitive adhesive or other means. These range in size from 1.125" x 1.5" to 2.0" x 3.0", enabling retailers to protect smaller, frequently-pilfered items. Disposable targets must be deactivated at the point-of-sale, either manually or electronically, or passed around the sensors. Checkpoint provides labels compatible with a wide variety of standard pricemarking/barcoding printers. Checkpoints labels can be integrated with printers from Sato, Zebra, Monarch, Printronix and Sobar. When used with electronic deactivation equipment, they represent the Cheklink concept, developed to combine pricing, merchandising, data collection and protection in a single step. Targets can be applied at the vendor level, in the distribution center or in-store. Under the Company's Impulse program tags can be embedded in products or packaging at the point-of-manufacture or packaging.

     In 1992, the Company was licensed to sell and provide targets in roll form for the Model 4021 label applicator (Pathfinder(R)) printer manufactured by Monarch Marking Systems. This product is a sophisticated electronic portable bar code label printer and applicator ideal for use in high volume mass merchandise, drugstore and supermarket applications. In addition, Pathfinder has a self-contained keyboard which allows for easy entry of various types of label data including: bar code, price and size. The Pathfinder also has built-in scanning capability that can scan existing package bar codes, then print identical Checkpoint labels for application without obscuring important product information.

     The Company has entered into a business agreement with Hobart Corporation, a manufacturer and distributor of weigh scales, label printers and meat wrappers used in supermarket meat rooms. The Company's Hobart tag, 1315 Series, is compatible with the Hobart weigh scales Model 5000 T/TE and Model 18VP. This labor-saving tag is integrated with the Hobart Weigh Scale/Printer to display the weight and price of the item.

     In addition, the Company has an agreement with A&H Manufacturing, the dominant U.S. supplier of costume jewelry cards, which grants A&H the right to embed Checkpoint targets in cards during manufacturing.

     Reusable Targets. Reusable security targets fall into two categories. Flexible targets are plastic-laminated tags used in a variety of markets that are removed at the point-of-sale. Hard targets consist of a target and a locking mechanism within a plastic case. They are used primarily in the apparel market and present a visible psychological deterrent. Both flexible and hard targets use a nickel-plated steel pin which is pushed through the protected item with a magnetic fastener. These targets can also be attached with a lanyard using the magnetic fastener. An easy-to-use detacher unit removes reusable targets from protected articles without damage.

     Also obtained with the acquisition of the ID Systems Group in 1993 was the UFO hard target. The UFO hard target design combined with a superior locking device distinguishes the UFO as the most difficult hard target to defeat. During 1993, the Company began manufacturing the Teardrop hard target, which is made to function only with the QS1500 and QS1600 systems, primarily used in the apparel market.

     During 1993, the Company introduced a line of fluid tags marketed under the name ChekInk which provides a cost-effective second line of defense against shoplifters. Unauthorized removal of these targets will cause sealed vials of dye to break open, rendering the garment unusable. ChekInk serves as a practical alternative to chaining down valuable merchandise. Ideal for use in department stores, mass merchandisers, and sporting goods stores, ChekInk can be removed quickly and easily at check-out in the same manner as the reusable targets.

     During 1994, the Company entered into a business agreement with MW Trading ApS, a manufacturer and distributor of home entertainment security products, to license and manufacture these products for the North and South American marketplace.

     Access Control Systems

     The electronic access control Threshold(R) product line consists of six systems, ranging from small, relatively simple systems, to large, sophisticated systems which provide a maximum degree of control, monitoring and reporting.

     The Threshold product line features a Distributed Network Architecture(TM) which means no single point of failure can affect the entire system. These systems are capable of controlling up to 250 doors for access control and up to 100,000 cardholders. The incorporation of alarm monitoring and point control (i.e. turning lights on or off) are also integral features of all six Threshold systems.

     The use of Threshold Remote Software Package allows the connection of controllers from anywhere in the country via telephone lines. This functionality opens major markets for communications, utilities and large scale customers with remote facilities to manage.

     All electronic access control systems can also monitor other occurrences, such as a change in the status of environmental systems, motors, safety devices or any controller with a digital output. While monitoring these controllers, any output can, by a pre-programmed decision, cause an alarm to sound or another event to occur.

     The Company has several proprietary proximity card/tag and reader systems for all environments. The Mirage(R) family of readers provides the fastest card verification in the industry and the release of the Mirage SG allows these readers to be directly mounted on metal without degradation in performance. The Mirage SG(R) provides the same read performance in a smaller more aesthetically pleasing package.

     The proximity cards are comprised of a custom-integrated circuit implanted in a plastic card or key tag which is powered by RF energy transmitted from a reader unit located at the entrance to a controlled door. Access is gained after a reader unit verifies a code transmitted by the card. The proximity card cannot be copied or duplicated due to the use of a programmed integrated circuit. In addition, a Mirage reader unit can be protected from environmental damage or vandalism by installing it inside a wall or behind a glass window. A Mirage reader unit is usable throughout the Threshold product line.

     POS Monitoring Systems

     In December 1991, the Company licensed the worldwide rights to a POS monitoring system that is marketed under the name Viewpoint(R). Viewpoint records and stores on videotape every transaction at each check-out, both the visual and the individual transaction data. Viewpoint connects directly to the point-of-sale network using a PC compatible computer and fixed CCTV cameras usually mounted inside domes affixed to a retailer's ceiling. Because all transaction data is stored in the computer's relational data base, user-generated reports can match questionable transactions to events recorded on the tape. The system also features a remote dial-in capability that allows users to monitor multiple store locations from one site, significantly lowering personnel cost. Viewpoint can be linked to Checkpoint EAS systems in order to record incidents that have caused the EAS system to register an alarm.

  Net Revenues by Product

     The following table sets forth the percentage of net revenues derived from each major product group for the last five fiscal years:

                            NET REVENUES BY PRODUCT

                                                                        FISCAL YEAR
                                                   -----------------------------------------------------
                                                     1989       1990       1991       1992       1993
                                                   ---------  ---------  ---------  ---------  ---------
Electronic Article Surveillance Systems..........         49%        46%        38%        45%        41%
Reusable tags used in EAS Systems................          7         10          8          8         12
Disposable tags used in EAS Systems..............         29         30         37         32         30
Access Control Systems...........................          6          6          7          6          5
Service and Installation.........................          7          6          8          6          8
CCTV/Viewpoint...................................         --         --         --         --          1
Other............................................          2          2          2          3          3
                                                   ---------  ---------  ---------  ---------  ---------
                                                         100%       100%       100%       100%       100%
                                                   ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------

MARKETS AND SALES

     The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandiser and music/electronics) and soft goods (apparel). The Company is a market leader in the supermarkets, drugstores and mass merchandiser market segments with such customers as Caldor, Kroger, Lucky's Grocery, Ralph's, Rite-Aid, Target and Walgreens.

     EAS Systems. The Company sells its EAS systems principally throughout North America and Europe. During 1993, EAS revenues from outside the United States (principally Europe and Scandinavia) represented approximately 35.9% of the Company's net revenues.

     In the United States, the Company markets its EAS products through its own sales personnel, independent representatives and independent dealers. Independent dealers accounted for less than 1% of the Company's net revenues in the United States during 1993. The Company, at September 25, 1994, employed 79 salespeople who sell the Company's products to the domestic retail market and who are compensated by salary plus commissions. The Company's independent representatives sell the Company's products to the domestic library market on a commission basis. At September 25, 1994, the Company had 38 such independent representatives. Two members of the Company's sales management staff are assigned to manage and assist these independent representatives. Of total EAS domestic revenues during 1993, 88% was generated by the Company's own sales personnel.

     Internationally, the Company markets its EAS products through various foreign subsidiaries and independent distributors. The Company's foreign subsidiaries, as of October 1, 1994, employed a total of 96 salespeople who sell the Company's products to the retail and library markets. The Company's direct foreign sales operations are currently located in Western Europe, Canada, Mexico, Argentina and Australia.

     Independent distributors accounted for 36.5% and 20.3% of the Company's foreign revenues during fiscal year 1993 and the first nine months of 1994, respectively. Foreign distributors sell the Company's products to both the retail and library markets. The Company's distribution agreements generally appoint an independent distributor for a specified term as an exclusive distributor for a specified territory. The agreements require the distributor to purchase a specified dollar amount of the Company's products over the term of the agreement. The Company sells its products to independent distributors at prices significantly below those charged to end-users because the distributors make volume purchases and assume marketing, customer training, maintenance and financing responsibilities.

     Access Control Systems. The Company's electronic access control sales personnel, together with manufacturers' representatives, market its electronic access control products to approximately 210 independent dealers. The Company employs four salespeople who are compensated by salary plus commissions. The Company's three manufacturers' representatives are compensated solely by commissions. Under the independent dealer program, the dealer takes title to the Company's products and sells them to the end-user customer. The dealer installs the systems and provides ongoing service to the end-user customer.

     POS Monitoring Systems. The Company markets the POS monitoring products throughout the world through its own EAS sales personnel which currently numbers approximately 180. Sales of the POS monitoring produces are sold to the Company's existing EAS retail customers along with those retailers that currently do not have the Company's EAS products.

     Salespeople. Checkpoint presently employs approximately 180 salespeople. They are an experienced, effective sales force and one of the Company's most important assets. On the average, the sales people have over four years experience in the industry. Checkpoint invests heavily in sales training programs and experiences little turnover among its top performers.

     Marketing Strategies.  The Company promotes its products primarily through
(i) comprehensive tag and equipment sales and product brochures, (ii) emphasizing environmental benefits by promoting reduced packaging through source tagging, (iii) extensive trade show participation and (iv) targeting specific retail markets that offer substantial opportunity for growth (i.e., supermarkets).

MANUFACTURING

     Checkpoint manufactures most of its products in state-of-the-art facilities located in Puerto Rico and the Dominican Republic and has a highly integrated manufacturing capability. Checkpoint's manufacturing strategy is to rely primarily on in-house capability and to vertically integrate manufacturing operations to the extent economically practical. This integration and in-house capability provides significant control over costs, quality and responsiveness to market demand which results in a distinct competitive advantage.

     As part of its total quality management program, the Company practices concurrent engineering techniques in the design and development of its products involving engineering, manufacturing, marketing and customers early in the development process.

     Management of the Company believes that it has the manufacturing capability to satisfy its projected production needs in the foreseeable future. While the Company sold approximately 900 million disposable RF targets in 1994, it has the current manufacturing capacity to produce as many as three billion disposable RF targets per year at a low cost. In addition, with the expenditure of approximately $2.5 million, the Company could increase its capacity to produce as many as eight billion disposable RF targets annually.

     Checkpoint has improved, and expects to continue to improve, its production efficiencies through increased automation and improved cost reducing product designs. The proposed Alarmex Acquisition would provide the Company with manufacturing facilities and expertise in CCTV systems.

RAW MATERIALS

     The principal raw materials and components used by Checkpoint in the manufacture of its targets are electronic components for its systems, aluminum foil, resins, and paper used for its disposable tags, ferric chloride solutions for the Company's etching operation of disposable tags and printed circuit boards. While most of these materials are purchased from several suppliers, there are numerous alternative sources for all such materials. In general, there is an adequate supply of raw materials to satisfy the needs of the industry.

RESEARCH AND DEVELOPMENT

     Checkpoint has increased its research and development expenditures during the past three years. The Company expended approximately $3.3 million, $4.5 million, and $5.4 million in research and development activities during fiscal years 1991, 1992 and 1993, respectively. The Company estimates that it will expend approximately $5.0 million in fiscal year 1994. The emphasis of these activities is the continued broadening of the product lines offered by Checkpoint and an expansion of the markets and applications for Checkpoint's products. Checkpoint's continued growth in revenue can be attributed, in part, to the products and technologies resulting from these efforts.

     Another important source of new products and technologies has been Checkpoint's acquisitions of companies and products during the last few years. Checkpoint will continue to make acquisitions of related businesses or products consistent with its overall product and marketing strategies.

     Over the last three years, the Company has introduced 43 new products. Currently, the Company has under development approximately 80 product development or enhancement projects. In addition, the Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

EMPLOYEES

     As of September 25, 1994, Checkpoint had 1,588 employees, including nine officers, 63 persons engaged in research and development activities and 197 persons engaged in sales and marketing activities. None of the Company's employees are represented by a union. Checkpoint believes its relations with its employees are satisfactory.

     As of September 25, 1994, Alarmex had approximately 120 employees, including ten installers who belong to the International Brotherhood of Electrical Workers.

LEGAL PROCEEDINGS

     On March 10, 1993 the United States International Trade Commission instituted an investigation of a complaint filed by the Company under Section 337 of the Tariff Act of 1930. On March 10, 1994 the United States International Trade Commission issued a Notice of Commission Determination Not to Review an Initial Determination Finding No Violation of Section 337 of the Tariff Act of 1930. The Company has capitalized approximately $1.9 million in patent defense costs, which is included in 'Intangibles' as of September 25, 1994. The ultimate resolution is undetermined at this time due to the various courses of action available to management. The Company has appealed this determination to the appropriate United States Court of Appeals. Although the Company's management ultimately expects a favorable outcome, should resolution of this matter result in a less than successful defense of the patents in question the deferred patent costs (approximately $1.9 million at September 25, 1994) will be written off as a charge to earnings at the time of such resolution.

                                   MANAGEMENT

     The following table sets forth certain information concerning the executive officers of the Company, including their ages, position and tenure as of the date hereof:

                                                                 OFFICER
NAME                                                  AGE         SINCE                POSITIONS WITH THE COMPANY
- ------------------------------------------------      ---      -----------  ------------------------------------------------
Kevin P. Dowd...................................          46         1988   President and Chief Executive Officer
Luis A. Aguilera................................          46         1982   Senior Vice President -- Manufacturing
Steven G. Selfridge.............................          39         1988   Senior Vice President -- Operations, Chief
                                                                            Financial Officer and Treasurer
Mitchell T. Codkind.............................          35         1992   Corporate Controller and Chief Accounting
                                                                            Officer
Muns A. Farestad................................          46         1990   Vice President -- Research and Development
William J. Reilly, Jr...........................          46         1989   Senior Vice President -- Americas' and Pacific
                                                                            Rim
Michael E. Smith................................          39         1990   Senior Vice President -- Marketing and Western
                                                                            European Operations
Neil D. Austin..................................          47         1989   Vice President -- General Counsel and Secretary

     Mr. Dowd has been President of the Company since August 1993 and Chief Executive Officer and Director of the Company since January 1995. Mr. Dowd was Chief Operating Officer of the Company from August 1993 to January 1995. He was Executive Vice President of the Company from May 1992 to August 1993. Mr. Dowd was Executive Vice President -- Marketing, Sales and Service from April 1989 to May 1992 and Vice President of Sales from August 1988 to August 1989. Prior to joining the Company, Mr. Dowd was Director -- Industrial Products Group, Mars Electronics from January 1987 to July 1988.

     Mr. Aguilera has been Senior Vice President -- Manufacturing since August 1993. He was Vice President -- Manufacturing of the Company from April 1982 to August 1993, and Vice President and General Manager of the Company's Puerto Rico subsidiary since February 1979.

     Mr. Selfridge has been Senior Vice President -- Operations and Chief Financial Officer and Treasurer since August 1993. He was Chief Financial Officer and Vice President -- Finance and Treasurer of the Company from December 1990 to August 1993; and Vice President -- Finance and Treasurer of the Company since September 1989. Mr. Selfridge was Corporate Controller, Chief Accounting Officer and Secretary from April 1988 to September 1989 and Controller of Domestic Operations from July 1986 to April 1988. Mr. Selfridge is a Certified Public Accountant.

     Mr. Codkind has been Corporate Controller and Chief Accounting Officer since January 1992. Mr. Codkind was Controller of Domestic Operations from January 1990 to January 1992 and Accounting Manager of Domestic Operations from June 1986 to January of 1990. Mr. Codkind is a Certified Public Accountant.

     Mr. Farestad has been Vice President -- Research and Development since October 1990. From July 1987 to January 1989 Mr. Farestad was Director of Manufacturing Engineering and from January 1989 to October 1990 he was Director of Process Engineering and Shared Resources.

     Mr. Reilly has been Senior Vice President -- Americas' and Pacific Rim since August 1993. He was Vice President -- Sales of the company from April 1989 to August 1993. Mr. Reilly was Eastern Regional Sales Manager from March 1989 to April 1989. Prior to joining the Company, Mr. Reilly was U.S. Sales Manager for Multitone Electronics PLC, London, U.K. from 1982 to 1989.

     Mr. Smith has been Senior Vice President -- Marketing and Western European Operations since August 1993. He was Vice President -- Marketing from August 1990 to August 1993. Mr. Smith was Director of Marketing from April 1989 to August 1990 and Program Manager -- National/Major Accounts from December 1988 to April 1989. Prior to joining the Company, Mr. Smith was Marketing Manager with Mars Electronics International from June 1987 to November 1988.

     Mr. Austin has been Vice President -- General Counsel and Secretary since September 1990. Mr. Austin was General Counsel and Secretary from September 1989 to September 1990 and General Counsel from June 1989 to September 1989. Prior to joining the Company, Mr. Austin was a managing consultant with Mercer, Meidinger, Hansen Inc. from 1987 to 1989.

     The Company anticipates that upon consummation of the Alarmex Acquisition, Daniel J. Frederick (currently President of Alarmex) will become an officer of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.10 per share (Common Stock), and 500,000 shares of Class A Preferred stock, without par value.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There are no cumulative voting rights. Unless otherwise required by law, the affirmative vote of a majority of the votes cast is required to authorize stockholder actions, except that a plurality of the votes cast determines the election of directors and the affirmative vote of at least 80% of the voting stock of the Company is required to authorize certain other actions as described below. The Common Stock has no preemptive, conversion, redemption or other similar rights. Upon liquidation of the Company, subject to any preferential liquidation rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock would be entitled to share ratably in the net assets available for distribution to stockholders. Subject to any preferential dividend rights of any outstanding Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

     The Company's Board of Directors is classified into three classes of directors, with Class I Directors consisting of three directors, Class II Directors consisting of three directors, and Class III Directors consisting of three directors. The term of office of one of the three classes terminates each year, and each class is elected for a three-year term.

     Under certain circumstances, the holders of at least 80% of the outstanding voting stock of the Company must approve (a) any merger of the Company, unless such transaction is approved by 80% of the Board of Directors, (b) any changes in provisions of the Company's Articles of Incorporation or By-Laws regarding the number, classification, term of office, qualifications, election and removal of directors and the filling of vacancies and newly created directorship, or (c) any amendment to the foregoing super majority voting requirements.

     In addition, the Company has adopted a Shareholder Rights Agreement intended to discourage attempts to acquire control of or adversely affect the Company through an acquisition of Common Stock. Under the Agreement, in certain situations shareholders other than those determined to be an 'Acquiring Person' or an 'Adverse Person' under the provisions of the Agreement will have the right to acquire a certain number of shares of Common Stock from the Company at a substantial discount off the prevailing market price.

     These foregoing provisions may make more difficult, and therefore discourage, attempts to acquire control of the Company through acquisitions of shares of Common Stock or otherwise, in transactions not approved by the Company's Board of Directors. As a result of these provisions, transactions or proposed transactions which might have the short-term effect of increasing the market price of the Company's common stock may be discouraged, and management of the Company may be able to resist changes which the stockholders might otherwise have the power to impose. The division of the Company's Board of Directors into three classes could discourage third parties from seeking to acquire control of the Board of Directors and could impede proxy contests or other attempts to change the Company's management.

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action by the stockholders, to provide for the issuance of shares of Preferred Stock from time to time, in different series, and to fix before issuance the powers, designation, preferences and relative rights of each series, the qualifications, limitations or restrictions thereof, and the number of shares included in each series. There presently are no outstanding shares of Preferred Stock nor has the Board of Directors fixed the terms of any series of Preferred Stock to be issued in the future.

PRINCIPAL SHAREHOLDERS

     As of September 1, 1994 there were no shareholders, other than Albert E. Wolf (Chairman of the Board of Directors of the Company), who owned more than five percent of the Company's Common Stock. As of September 1, 1994, Mr. Wolf owned 731,873 shares or 7.04 percent (including currently exercisable options to purchase 225,000 shares of Common Stock) of the Company's Common Stock.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally and not jointly agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below.

                                                                                                       NUMBER OF
NAME                                                                                                    SHARES
- ----------------------------------------------------------------------------------------------------  -----------
Morgan, Stanley & Co. Incorporated..................................................................
NatWest Securities Limited..........................................................................
PaineWebber Incorporated............................................................................
                                                                                                      -----------
           Total....................................................................................    3,000,000
                                                                                                      -----------
                                                                                                      -----------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $_________ a share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_________ a share to other Underwriters and to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 450,000 shares of Common Stock at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered hereby.

     The Company, its directors and certain of its executive officers have agreed with the Underwriters not (i) to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or register or announce the sale or offering of any shares of Common Stock, or, in the case of the Company, any securities convertible into or exercisable or exchangeable for Common Stock or (ii) to enter into any agreement that transfers, in whole or in part, the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities in cash or otherwise, for a period of _________ days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, provided that the Company may (a) issue the shares of Common Stock offered hereby, (b) issue shares of Common Stock upon the exercise of options or warrants and upon the conversion of any outstanding security, (c) grant options to purchase Common Stock under its Stock Option Plan
(1992) and Employee Stock Purchase Plan in amounts and on terms consistent with past practices and (iv) issue shares of Common Stock pursuant to its Shareholder Rights Agreement.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act').

     NatWest Securities Limited ('NatWest'), a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens or residents therein. The Underwriting Agreement does not limit the sale of the Common Stock offered hereby outside the United States.

     NatWest has further represented and agreed that (a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (c) it has issued or passed on and will issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Common Stock only if that person is of a kind described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988, as amended.

                                 LEGAL MATTERS

     Stradley, Ronon, Stevens & Young, Philadelphia, Pennsylvania, will pass upon certain legal matters with respect to the shares offered hereby for the Company. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

     The consolidated balance sheets as of December 26, 1993 and December 27, 1992 and the consolidated earnings statements, statements of shareholders' equity and cash flows for each of the three years in the period ended December 26, 1993, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the 'Registration Statement') under the Securities Act, with respect to the shares of the Common Stock offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference, schedules and exhibits. The Registration Statement including, all exhibits, thereby may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of the fees presented by the Commissioner.

                         INDEX TO FINANCIAL STATEMENTS

YEAR END FINANCIAL INFORMATION                                                                           PAGE
                                                                                                     -------------
Report of Independent Accountants..................................................................       F-2
Consolidated Balance Sheets as of December 26, 1993 and December 27, 1992..........................       F-3
Consolidated Earning Statements for each of the years in the three-year period ended December 26,
  1993.............................................................................................       F-4
Consolidated Statement of Shareholders' Equity for each of the years in the three-year period ended
  December 26, 1993................................................................................       F-4
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December
  26, 1993.........................................................................................       F-5
Notes to Consolidated Financial Statements.........................................................    F-6 - F-15
INTERIM FINANCIAL INFORMATION
Consolidated Balance Sheets, September 25, 1994 (unaudited) and
  December 26, 1993................................................................................      F-16
Consolidated Statements of Operations for the Nine Months Ended September 25, 1994 and September
  26, 1993.........................................................................................      F-17
Consolidated Statements of Shareholders' Equity for the Nine Months Ended
  September 25, 1994...............................................................................      F-17
Consolidated Statements of Cash Flows for the Nine Months Ended September 25, 1994 and September
  26, 1993.........................................................................................      F-18
Notes to Consolidated Financial Statements.........................................................   F-19 - F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Checkpoint Systems, Inc.

We have audited the consolidated balance sheets of Checkpoint Systems, Inc. and subsidiaries as of December 26, 1993 and December 27, 1992, and the related consolidated earnings statements, statements of shareholders' equity and cash flows for each of the years in the three-year period ended December 26, 1993. We have also audited the financial statement schedules for the years ended December 26, 1993 and December 27, 1992 listed in Item 14(a)2 of this Form 10-K. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Checkpoint Systems, Inc. and subsidiaries as of December 26, 1993 and December 27, 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 26, 1993 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

As discussed in Footnote 1, in 1993, the Company changed its method of accounting for income taxes.

COOPERS & LYBRAND
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 22, 1994

                            CHECKPOINT SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 26,  DECEMBER 27,
                                                                                           1993          1992
                                                                                       ------------  ------------
                                                                                                     (THOUSANDS)
                                             ASSETS
CURRENT ASSETS
  Cash and cash equivalents..........................................................   $       --    $    2,320
  Accounts receivable, net of allowances of $2,237,000 and $357,000..................       24,239        18,562
  Inventories........................................................................       25,450        16,757
  Other current assets...............................................................        5,213         2,103
                                                                                       ------------  ------------
     Total current assets............................................................       54,902        39,742
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization......       30,862        26,982
EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF NET ASSETS ACQUIRED......................        8,919         3,430
INTANGIBLES..........................................................................        5,098         2,257
DEFERRED TAXES, net of valuation allowance...........................................          479            --
OTHER ASSETS.........................................................................        4,739         1,922
                                                                                       ------------  ------------
TOTAL ASSETS.........................................................................   $  104,999    $   74,333
                                                                                       ------------  ------------
                                                                                       ------------  ------------
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable...................................................................   $    9,716    $    4,784
  Accrued compensation and related taxes.............................................        1,907         1,771
  Income taxes.......................................................................          792         1,177
  Unearned revenues..................................................................        2,645         2,652
  Other current liabilities..........................................................        7,761         2,274
  Short-term borrowings and current portion of long-term debt........................        4,097         1,292
                                                                                       ------------  ------------
     Total current liabilities.......................................................       26,918        13,950
LONG-TERM DEBT, LESS CURRENT MATURITIES..............................................       24,302         9,322
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Preferred Stock, no par value, authorized 500,000 shares, none issued Common Stock, par value $.10 per share, authorized 100,000,000 shares, issued 10,979,198 and
     10,802,548......................................................................        1,097         1,080
  Additional capital.................................................................       18,346        16,754
  Retained earnings..................................................................       40,506        38,891
  Common stock in treasury, at cost, 799,000 shares..................................       (5,664)       (5,664)
  Foreign currency adjustments.......................................................         (506)           --
                                                                                       ------------  ------------
TOTAL SHAREHOLDERS' EQUITY...........................................................       53,779        51,061
                                                                                       ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................................   $  104,999    $   74,333
                                                                                       ------------  ------------
                                                                                       ------------  ------------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                        CONSOLIDATED EARNINGS STATEMENTS

                                                                                   1993       1992       1991
                                                                                 ---------  ---------  ---------
                                                                              (THOUSANDS, EXCEPT PER SHARE DATA)
Net Revenues...................................................................  $  93,034  $  72,166  $  52,943
Cost of Revenues...............................................................     54,421     38,650     28,479
                                                                                 ---------  ---------  ---------
  Gross Profit.................................................................     38,613     33,516     24,464
Selling, General and Administrative Expenses...................................     39,238     28,342     23,646
                                                                                 ---------  ---------  ---------
Operating Income (loss)........................................................       (625)     5,174        818
Contract Settlement Income.....................................................      3,500         --         --
Interest Income................................................................        476        140        171
Interest Expense...............................................................        953        423        354
Other Expense..................................................................        327         --         --
                                                                                 ---------  ---------  ---------
Earnings Before Income Taxes...................................................      2,071      4,891        635
Income Taxes...................................................................        456        463        127
                                                                                 ---------  ---------  ---------
Net Earnings...................................................................  $   1,615  $   4,428  $     508
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Net Earnings Per Share.........................................................  $     .16  $     .45  $     .05
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                   FOREIGN
                                                 COMMON     ADDITIONAL    RETAINED    TREASURY    CURRENCY
                                                  STOCK       CAPITAL     EARNINGS      STOCK      ADJUST.      TOTAL
                                               -----------  -----------  -----------  ---------  -----------  ---------
                                                                                                           (THOUSANDS)
Balance, December 30, 1990...................   $   1,022    $  12,008    $  33,955   $  (5,664)  $      --   $  41,321
  Net Earnings...............................                                   508                                 508
  Exercise of Stock Options..................           4          254                                              258
                                               -----------  -----------  -----------  ---------  -----------  ---------
Balance, December 29, 1991...................       1,026       12,262       34,463      (5,664)         --      42,087
  Net Earnings...............................                                 4,428                               4,428
  Exercise of Stock Options..................          54        4,492                                            4,546
                                               -----------  -----------  -----------  ---------  -----------  ---------
Balance, December 31, 1992...................       1,080       16,754       38,891      (5,664)         --      51,061
  Net Earnings...............................                                 1,615                               1,615
  Exercise of Stock Options..................          17        1,592                                            1,609
Foreign Currency Adjustments.................                                                          (506)       (506)
                                               -----------  -----------  -----------  ---------  -----------  ---------
Balance, December 26, 1993...................   $   1,097    $  18,346    $  40,506   $  (5,664)  $    (506)  $  53,779
                                               -----------  -----------  -----------  ---------  -----------  ---------
                                               -----------  -----------  -----------  ---------  -----------  ---------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    1993       1992       1991
                                                                                  ---------  ---------  ---------
                                                                                  (THOUSANDS)
Cash inflow (outflow) from operating activities:
  Net earnings..................................................................  $   1,615  $   4,428  $     508
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Net book value of rented equipment sold less than cost of rented
        equipment...............................................................     (2,708)      (736)      (482)
     Long-term customer contracts...............................................        421     (1,111)        --
     Depreciation and amortization..............................................      6,476      3,993      3,058
     Deferred Taxes.............................................................       (479)        --         --
     Provision for losses on accounts receivable................................        520         88        236
     (Increase) decrease in current assets:
        Accounts receivable.....................................................     (2,716)    (1,445)    (1,194)
        Inventories.............................................................     (6,816)    (5,981)      (359)
        Other current assets....................................................     (2,024)      (833)       462
  Increase (decrease) in current liabilities:
        Accounts payable........................................................      2,062      1,284     (1,163)
        Accrued compensation and related taxes..................................       (269)       727     (1,018)
        Income taxes............................................................       (385)       819         56
        Unearned revenues.......................................................         (7)       220        268
        Other current liabilities...............................................     (2,007)        79       (168)
                                                                                  ---------  ---------  ---------
        Net cash provided (used) by operating activities........................     (6,317)     1,532        204
                                                                                  ---------  ---------  ---------
Cash inflow (outflow) from investing activities:
  Acquisition of property, plant and equipment..................................     (4,600)    (6,143)    (6,121)
  Proceeds of investment securities.............................................         --        825        650
  Acquisitions, net of cash acquired............................................     (3,184)    (1,030)        --
  Other investing activities....................................................     (3,660)    (1,147)      (765)
                                                                                  ---------  ---------  ---------
        Net cash used by investing activities...................................    (11,444)    (7,495)    (6,236)
                                                                                  ---------  ---------  ---------
Cash inflow (outflow) from financing activities:
  Proceeds from stock options...................................................      1,609      4,546        258
  Proceeds of debt..............................................................     14,774      3,830      6,000
  Payment of debt...............................................................       (942)      (609)    (1,200)
                                                                                  ---------  ---------  ---------
        Net cash provided by financing activities...............................     15,441      7,767      5,058
                                                                                  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents............................     (2,320)     1,804       (974)
Cash and cash equivalents:
  Beginning of year.............................................................      2,320        516      1,490
                                                                                  ---------  ---------  ---------
  End of Year...................................................................  $      --  $   2,320  $     516
                                                                                  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Checkpoint Systems, Inc. and its wholly-owned subsidiaries ('Company'). All material intercompany transactions are eliminated in consolidation.

  Fiscal Year

     The Company's fiscal year is the 52 or 53 week period ending the last Sunday of December. References to 1993, 1992 and 1991 are for: the 52 weeks ended December 26, 1993, the 52 weeks ended December 27, 1992, and the 52 weeks ended December 29, 1991.

  Revenue Recognition

     Revenue from the sale of equipment is recognized upon shipment of equipment or the acceptance of a customer order to purchase equipment currently rented. Equipment leased to customers under sales-type leases is accounted for as the equivalent of a sale. The present value of such lease revenues is recorded as net revenues, and the related cost of the equipment is charged to cost of revenues. The deferred finance charges applicable to these leases are recognized over the terms of the leases using the effective interest method. Rental revenue from equipment under operating leases is recognized over the term of the lease. Service revenue is recognized over the contractual period or as services are performed. Sales to third party leasing companies are recognized as the equivalent of a sale. These sales were all made on a non-recourse basis.

  Cash Equivalents

     Cash equivalents include certificates of deposit and money market instruments with a maturity of three months or less.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes material, labor and applicable overhead.

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation and amortization generally are provided on a straight-line basis over the estimated useful lives of the assets; for certain manufacturing equipment, the units-of-production method is used. Maintenance, repairs and minor renewals are expensed as incurred. Additions, improvements and major renewals are capitalized. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is included in income.

  Excess of Purchase Price Over Fair Value of Net Assets Acquired

     The excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over their economic useful lives which is considered to be 20 years. Accumulated amortization approximated $1,852,000 and $1,431,000 at December 26, 1993 and December 27, 1992, respectively.

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Research and Development Costs

     Research and development costs are expensed as incurred, and approximated $5,392,000, $4,498,000, and $3,313,000 in 1993, 1992 and 1991, respectively.

  Per Share Data

     Per share data is based on the weighted average number of common and common equivalent shares (stock options) outstanding during the year. The number of shares used in the per share computations were 10,386,000 (1993), 9,951,000
(1992), 9,591,000 (1991).

  Intangibles

     Intangibles consist of patents, rights, customer lists and software development costs. The costs relating to the acquisition of patents, rights and customer lists are amortized on a straight-line basis over their economic useful lives, which is considered to be ten years. Accumulated amortization approximated $473,000 and $207,000 at December 26, 1993 and December 27, 1992.

     The cost of internally developed software are expensed until the technological feasibility of the software has been established. Thereafter, all software development cost are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The costs of capitalized software are amortized over the products' estimated useful lives or five years, whichever is shorter. During 1993 and 1992, $575,000 and $638,000 of software development costs were capitalized. Accumulated amortization of these costs approximated $444,000 and $8,000 at December 26, 1993 and December 27, 1992.

  Taxes on Income

     In 1993, Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes' was adopted. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted statutory tax rates in effect at the balance sheet date. The adoption of this new standard did not have a material effect on the Company's financial statements. For 1992 and 1991, taxes on income are determined under Accounting Principles Board Opinion 11 (APB 11) whereby the income tax provision is calculated under the deferred method. Generally, the deferred method recognizes income taxes on financial statement income and the tax effect of differences with taxable income are deferred at tax rates in effect during the period.

  Accounting for Foreign Currency Translation and Transactions

     The Company's balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rate of exchange in effect at the balance sheet dates. Revenues, costs and expenses of the Company's foreign subsidiaries are translated into U.S. dollars at the average rate of exchange in effect during each reporting period. The resulting translation adjustment is recorded as a separate component of stockholders' equity. In addition, gains or losses on long-term intercompany transactions are excluded from the results of operations and accumulated in the aforementioned separate component of consolidated stockholders' equity. All other foreign transaction gains and losses are included in the results of operations

     The Company has purchased certain foreign currency forward contracts in order to hedge anticipated rate fluctuations in Europe. Transaction gains or losses resulting from these contracts are recognized over the contract period.

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
     Aggregate foreign currency transaction losses in 1993 were $327,000 and are included in 'Other Expenses' in the Consolidated Earnings Statement.

2. INVENTORIES

     Inventories consist of the following:

                                                                        1993        1992
                                                                     ----------  ----------
                                                                     (THOUSANDS)
Raw materials......................................................  $    8,256  $    6,340
Work-in-process....................................................         705         684
Finished goods.....................................................      16,489       9,733
                                                                     ----------  ----------
     Totals                                                          $   25,450  $   16,757
                                                                     ----------  ----------
                                                                     ----------  ----------

3. PROPERTY, PLANT AND EQUIPMENT

     The major classes are:

                                                                        1993        1992
                                                                     ----------  ----------
                                                                     (THOUSANDS)
Land...............................................................  $      892  $      892
Building...........................................................       9,733       9,644
Equipment rented to customers......................................       3,736       1,380
Machinery and equipment............................................      31,434      26,541
Leasehold improvements.............................................       1,949       1,764
Leased equipment under capital leases..............................          15          15
                                                                     ----------  ----------
                                                                     $   47,759  $   40,236
Accumulated depreciation and amortization..........................     (16,897)    (13,254)
                                                                     ----------  ----------
                                                                     $   30,862  $   26,982
                                                                     ----------  ----------
                                                                     ----------  ----------

4. SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

     The current portion of long-term debt at December 26, 1993 includes the following: the current portion of a $7,000,000 seven year term note, $1,050,000; the current portion of payments related to the acquisition of rights in a point-of-sale monitoring system, $261,000; the current portion of a subsidiary's three year term note, $422,000; and, various short-term loans obtained by the Company's subsidiaries totaling $2,364,000.

5. LONG-TERM DEBT

     The Company has a Revolving Credit Agreement with its principal lending bank which currently provides a line of credit of up to $18,000,000 through May 1, 1995 with the option to convert $8,000,000 of the outstanding borrowings to a six year term loan. At December 26, 1993 borrowings of $17,830,000 under this credit agreement were outstanding with an average interest rate of 4.11%. Subsequent to year end, the Company exercised its option to convert $8,000,000 of the outstanding borrowings to a six year term loan at a fixed rate of 6.5%. Three equal payments of $470,600 are due per year beginning July 1, 1994 with interest due monthly. The payment stream of this six year term loan is included in the aggregate maturities on long-term debt listed below. Also, subsequent to year end the Company received an increase in its line of credit to $19,000,000 through the earlier of March 31, 1994 or the completion of a $12,000,000 private placement debt funding currently being

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. LONG-TERM DEBT--(CONTINUED)
negotiated. Upon occurrence of one of these events, the Company's credit facility will be reduced to $13,000,000 through May 1, 1995.

     In December 1992, the Company entered into a $7,000,000 seven year loan agreement at a fixed rate of 4.9% with its principal lending bank. Three equal installments of $350,000 are due during each year for a total of $1,050,000 per year with interest due monthly. At December 26, 1993, $6,300,000 was outstanding. The loan agreement contains certain restrictive covenants which, among other things, requires maintenance of specified minimum financial ratios.

     Long-term debt also relates to the acquisition of rights in a point-of-sale monitoring system being marketed under the name Viewpoint. Remaining payments under this note are due each December 24 as follows: $261,000 (1994), and $280,500 (1995). Interest has been imputed using a 6.5% annual rate. The amount due on December 24, 1994 is classified as a current portion of long-term debt.

     In October 1993, the Company's Canadian subsidiary entered into a three year term note to finance certain sales-type leases. Payments are due monthly with a fixed interest rate of 8.00%. At December 26, 1993, $1,289,000 was outstanding, of which $422,000 was classified as current. In addition, one of the Company's European subsidiaries had $75,000 in debt outstanding.

     The aggregate maturities on all long-term debt are:

                                                                      (THOUSANDS)
1994................................................................   $   2,674
1995................................................................      12,994
1996................................................................       2,884
1997................................................................       2,485
1998................................................................       2,462
Thereafter..........................................................       2,536
Less Current Maturities.............................................      (1,733)
                                                                      -----------
     Total..........................................................   $  24,302
                                                                      -----------
                                                                      -----------

6. STOCK OPTIONS

     Under a stock option plan for all employees adopted by the shareholders of the Company in 1987 ('1987 Plan'), the Company granted either incentive stock options ('ISOs') or non-incentive stock options to purchase up to 2,000,000 shares of Common Stock (amended in 1990 from a previous level of 1,000,000).

     The Company amended, restated and renamed the 1987 plan in 1992 ('1992 Plan') allowing the Company to grant either ISOs or non-incentive stock options to purchase up to 3,000,000 shares of Common Stock (amended in 1992 from a previous level of 2,000,000 shares). Under the 1992 Plan, only employees are eligible to receive ISOs and both employees and non-employee directors of the Company are eligible to receive non-incentive stock options. Non incentive stock options issued under the 1992 Plan through December 26, 1993 total 844,250 shares. At December 26, 1993, December 27, 1992 and December 29, 1991 a total of 364,500, 845,500 and 91,000 shares respectively were available for grant.

     All ISO's under the 1992 Plan expire not more than 10 years (plus six months in the case of non-incentive options) from the date of grant and require a purchase price of not less than 100% of the fair market value of the stock at the date of grant.

     The 1992 Plan is administered by the Company's Compensation and Stock Option Committee of the Board of Directors. Of the options outstanding at December 26, 1993, options for 48,364 shares

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. STOCK OPTIONS--(CONTINUED)
were not part of any plans and did not qualify as ISOs. Options that were fully vested and exercisable totaled 1,566,464 as of December 26, 1993.

     The following schedule summarizes stock option activity and status:

                                                                  1993         1992         1991
                                                               -----------  -----------  -----------
Outstanding at beginning of year.............................    1,281,114    1,639,500    1,648,850
Granted......................................................      489,000      299,000      155,000
Exercised....................................................     (168,650)    (548,334)     (34,500)
Cancelled....................................................       (8,000)    (109,052)    (129,850)
                                                               -----------  -----------  -----------
Outstanding at end of year...................................    1,593,464    1,281,114    1,639,500
                                                               -----------  -----------  -----------
                                                               -----------  -----------  -----------
Price range of options outstanding at end of year............     $4.88 to     $4.88 to     $4.88 to
                                                                    $16.50       $13.50       $13.50
Price range of options exercised during the year.............     $4.88 to     $4.88 to     $4.88 to
                                                                    $13.50       $13.50        $9.63

7. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments in 1993, 1992 and 1991, respectively, included payments for interest of $860,000 $423,000 and $354,000 and income taxes of $638,000,
$123,000 and $262,000.

     In March 1993, the Company purchased all of the capital stock of its Argentinean distributor for $2,000,000. Direct costs associated with this acquisition totalled $103,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................................  $    3,690,000
Cash paid and direct costs incurred for the capital stock...................  $    2,103,000
                                                                              --------------
Liabilities assumed.........................................................  $    1,587,000
                                                                              --------------
                                                                              --------------

     In July 1993, the Company purchased all of the capital stock of ID Systems International B.V. and ID Systems Europe B.V. Direct costs associated with this acquisition totalled $400,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................................  $   14,575,000
Cash paid and direct costs incurred for the capital stock including
  advances..................................................................  $    1,690,000
                                                                              --------------
Liabilities assumed.........................................................  $   12,885,000
                                                                              --------------
                                                                              --------------

8. SHAREHOLDERS' EQUITY

     In December 1988, the Company's Board of Directors approved a Shareholders' Rights Plan (the 'Plan'), and declared a dividend distribution of one common share purchase right ('Right') for each outstanding share of the Company's Common Stock to shareholders of record on December 29, 1988. The Rights are designed to ensure all Company shareholders fair and equal treatment in the event of a proposed takeover of the Company, and to guard against partial tender offers and other abusive tactics to gain control of the Company without paying all shareholders a fair price.

     The Rights are exercisable only as a result of certain actions (defined by the Plan) of an Acquiring Person or Adverse Person, as defined. Initially, upon payment of the exercise price (currently $40), each Right will be exercisable for one share of Common Stock. Upon the occurrence of certain events as specified in the Plan, each Right will entitle its holder (other than an Acquiring Person or an

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. SHAREHOLDERS' EQUITY--(CONTINUED)
Adverse Person) to purchase a number of the Company's or Acquiring Person's common shares having a market value of twice the Right's exercise price. The Rights expire on December 28, 1998. Generally, within ten days after a person becomes an Acquiring Person or is determined to be an Adverse Person, the Company can redeem the Rights.

9. INCOME TAXES

     The Company's net earnings generated by the operations of its Puerto Rican subsidiary are exempt from Federal income taxes under Section 936 of the Internal Revenue Code and substantially exempt from Puerto Rican income taxes. Since 1980, this subsidiary has operated under a fifteen year 100% local tax exemption on income earned from its target manufacturing operation. Under a 1983 fifteen year local tax exemption on income earned from its sensor manufacturing operation, this subsidiary had a 90% exemption through 1987, and 75% and 65% exemptions during the succeeding two five-year periods.

     In 1991, the Company was granted a new local tax exemption agreement which replaces the current grants of 1980 and 1983 with a twenty year 90% local tax exemption retroactive to 1988 on both the target and sensor manufacturing operations. This change did not have a material impact on prior year taxes but will extend the Company's favorable local tax status in Puerto Rico.

     Repatriation of the Puerto Rico subsidiary's unremitted earnings could result in the assessment of Puerto Rico 'tollgate' taxes at a maximum rate of 10% of the amount repatriated. During 1993, a provision was made for tollgate taxes. During 1992 and 1991, no provision was made for tollgate taxes. The Company has not provided for tollgate taxes on $24,321,000 of its subsidiary's unremitted earnings since they are expected to be reinvested indefinitely.

     The domestic and foreign components of earnings before income taxes are:

                                                                 1993       1992       1991
                                                               ---------  ---------  ---------
                                                               $   1,720  $   4,891  $     635
Foreign......................................................        351         --         --
                                                               ---------  ---------  ---------
Total........................................................  $   2,071  $   4,891  $     635
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

     The related provision for income taxes consists of:

                                                                 1993       1992       1991
                                                               ---------  ---------  ---------
                                                               (THOUSANDS)
Currently Payable
     Federal.................................................  $     369  $     632  $      30
     State...................................................          5         94         72
     Puerto Rico.............................................        186       (263)        25
     Foreign.................................................        375         --         --
Deferred
     Federal.................................................       (509)        --         --
     State...................................................         30         --         --
     Puerto Rico.............................................         --         --         --
     Foreign.................................................         --         --         --
                                                               ---------  ---------  ---------
Total Provision..............................................  $     456  $     463  $     127
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. INCOME TAXES--(CONTINUED)
     Deferred tax liabilities (assets) at December 26, 1993 consist of:

                                                                      (THOUSANDS)
Depreciation........................................................   $     805
Deferred maintenance................................................         318
Unbilled receivable.................................................         138
                                                                      -----------
Gross deferred tax liabilities......................................       1,261
                                                                      -----------
R & E credit carryforward...........................................        (982)
Inventory...........................................................        (277)
Alternative minimum tax.............................................        (258)
Accounts receivable.................................................        (100)
Foreign net operating loss carryforwards............................      (4,494)
Warranty............................................................         (41)
Other...............................................................         (82)
                                                                      -----------
Gross deferred tax assets...........................................      (6,234)
                                                                      -----------
Valuation allowance.................................................       4,494
                                                                      -----------
Net deferred tax asset..............................................   $    (479)
                                                                      -----------
                                                                      -----------

     Included in foreign net operating loss carryforwards of $15,005,000 is $12,860,000 of foreign net operating loss carryforwards that were acquired in connection with the acquisition of the ID Systems Group. If realization of the benefit of such carryforwards occur, the Company will apply such benefit to goodwill in connection with the acquisition.

     The research and experimentation credit carryforwards expire beginning in January 2006 through January 2008. Of the total foreign net operating loss carryforwards available, $500,000 expire beginning January 1999 whereas the remaining portion may be carried forward indefinitely.

     A reconciliation of the statutory U.S. Federal income tax rate with the effective income tax rate follows:

                                                                                1993       1992       1991
                                                                              ---------  ---------  ---------
Statutory federal income tax rate...........................................       34.0%      34.0%      34.0%
Tax exempt earnings of subsidiary in Puerto Rico............................      (14.0)     (23.8)     (29.3)
Change in tax exempt earnings of subsidiary in Puerto Rico..................         --       (8.5)        --
Research and Experimentation tax credit.....................................      (17.2)        --         --
Foreign losses with no benefit..............................................        8.4         --         --
State and local income taxes, net of federal benefit........................        9.1        5.7       11.4
Other.......................................................................        1.7        2.1        3.9
                                                                              ---------  ---------  ---------
Effective tax rate..........................................................       22.0%       9.5%      20.0%
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

     During 1992, the effective tax rate was favorably impacted by a refinement of an estimate relating to tax exempt earnings of the Puerto Rico subsidiary.

10. EMPLOYEE BENEFIT PLANS

     Under the Company's defined contribution savings plans, eligible employees (see below) may make basic (up to 6% of an employee's earnings) and supplemental contributions to a trust. The Company matches 50% of participant's basic contributions. Company contributions vest to participants in increasing percentages over three to six years of service. The Company's contributions under the plans approximated $478,000, $323,000, and $285,000 in 1993, 1992 and
1991, respectively.

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10. EMPLOYEE BENEFIT PLANS--(CONTINUED)
     Generally, any full-time, non-union employee of the Company (other than someone holding the position of Vice President or higher) who has completed one month of service, and any part-time non-union employee of the Company who has completed one year of service, other than employees of the Company's subsidiaries, may participate in the Company's United States Savings Plan. All full-time employees of the Puerto Rico subsidiary who have completed three months of service may participate in the Company's Puerto Rico Savings Plan. Part-time employees are not entitled to participate in the Company's Puerto Rico Savings Plan.

     Under the Company's non-qualified Employee Stock Purchase Plan, employees, other than employees of the Company's subsidiaries in Australia, Argentina, Europe and Mexico may contribute up to $60 per week to a trust for the purchase of Company Common Stock at fair market value. The Company matches employee contributions up to a maximum of $17 per week. The Company's contributions under this plan approximated $94,000, $76,000 and $67,000 in 1993, 1992 and 1991,
respectively.

     Under the Company's Management Incentive Plan, bonuses are provided for certain executives based on a percentage of the amount by which consolidated net earnings exceed a specified portion of shareholders' equity at the beginning of the year. During the last three years net earnings did not exceed this criteria and, accordingly, no bonuses were provided.

11. COMMITMENTS AND CONTINGENCIES

     The Company leases its offices, distribution center and certain production facilities. Rental expense for all operating leases approximated $1,424,000, $811,000 and $798,000 in 1993, 1992 and 1991, respectively. Future minimum payments for operating leases having non-cancellable terms in excess of one year at December 26 1993 are:$1,733,000 (1994), $1,174,000 (1995), $843,000 (1996),
$722,000 (1997), and $6,823,000 thereafter.

     The Company has entered into a twelve year lease agreement for a facility to be constructed in close proximity to the Company's current leased facility in Thorofare, New Jersey. When completed in 1994, this 104,000 square foot facility will be the Company's new headquarters for administrative offices, research and development and warehouse distribution. These lease payments have been included in the future minimum payments for operating leases above.

12. EXPORT SALES

     The Company's export sales which are principally in Europe and Scandinavia approximated $12,163,000, $22,732,000, and $15,427,000 in 1993, 1992, and 1991,
respectively. Sales of the Company's foreign subsidiaries in Argentina, Australia, Canada, Europe and Mexico totalled $21,200,000 in 1993. Sales to one foreign distributor of the Company's products amounted to $5,000,000, $13,147,000 and $9,523,000 in 1993, 1992 and 1991 respectively.

13. CONCENTRATION OF CREDIT RISK

     Prior to 1993, most of the Company's export sales were to one foreign distributor. Currently, the Company's foreign subsidiaries, along with many foreign distributors, provide diversified international sales thus minimizing credit risk to one or few distributors. In addition, the Company maintains foreign credit insurance to provide coverage for potential foreign political or economic risks. Domestically, the Company's sales are well diversified among numerous retailers in the apparel, shoe, drug, mass merchandise, video, music, supermarket and home entertainment market. The Company performs ongoing credit evaluations of its customers' financial condition and generally, requires no collateral from its customers.

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14. ACQUISITIONS

     On March 3, 1993, the Company purchased all of the capital stock of its Argentinean distributor for $2,103,000 plus a contingent amount to be determined equal to fifty percent of the Argentinean subsidiary's annual profits for the four year period ending on November 30, 1996. The total purchase price shall not exceed $5,000,000. This acquisition was accounted for under the purchase method, and, accordingly the results of operations of this business have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of $1,798,000. Such excess, (which will increase for any contingent cash payment) is being amortized over twenty years.

     In March 8, 1993, the Company purchased a customers list from the Company's former Mexican distributor for $560,000 in connection with the Company establishing direct operations in Mexico. The cost related to this customer list is included in 'Intangibles' and is being amortized on a straight line basis over ten years.

     On July 8, 1993, the Company purchased all of the capital stock of ID Systems International B.V. and ID Systems Europe B.V. ('The ID Systems Group'), related Dutch companies engaged in the manufacture, distribution and sale of security products and services. The Company advanced the ID Systems Group $1,290,000 during the period in which the Company held an option to purchase all the outstanding capital stock. The purchase price of the capital stock, exclusive of such advances, was $60 plus direct acquisition cost of approximately $400,000. This acquisition was accounted for under the purchase method and, accordingly, the results of operations of this business have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of approximately $4,300,000 which is being amortized over twenty years.

     The Company acquired three production units in connection with the purchase of the capital stock of the ID Systems Group. The Company intends to shut down all three of these facilities by the end of second quarter of 1994. Accordingly, the estimated operating losses and shut down costs of these facilities amounting to $3,434,000 were accrued in the purchase price allocation. At December 26, 1993, $1,306,000 remains accrued for such losses and shut down costs for the first half of 1994. This amount is included in 'other current liabilities.' As a part of the purchase price allocation, the values assigned to these assets were based upon estimated residual values upon ultimate disposition which represents a nominal amount.

     The following unaudited pro forma summary of operations presents the consolidated results of operations as if the acquisition of the ID Systems Group had occurred at the beginning of the years presented. Other acquisitions made during the year were not material to results of operations and thus are not presented. The following results are not necessarily indicative of what would have occurred had the acquisition been consummated as of that date or of future results.

                                                                1993              1992
                                                          ----------------  ----------------
                                                          (THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues............................................     $   99,426        $   92,334
Earnings (loss) before income taxes.....................     $   (4,059)       $   (2,270)
Net earnings (loss).....................................     $   (4,410)       $   (2,271)
Earnings (loss) per share...............................     $     (.41)       $     (.23)

15. GEOGRAPHIC SEGMENTS

     The following tables shows sales, operating earnings and other financial information by geographic area for the year 1993.

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. GEOGRAPHIC SEGMENTS--(CONTINUED)

                                                                 UNITED STATES
                                                                AND PUERTO RICO   EUROPE      OTHER
                                                                ---------------  ---------  ---------
                                                                                        (THOUSANDS)
Net Revenues from Unaffiliated Customers......................    $    71,834    $   7,994  $  13,206
Operating Income (loss).......................................         (1,224)        (357)       956
Identifiable Assets...........................................    $    78,982    $  15,707  $  10,310

16. SUBSEQUENT EVENT

     On March 10, 1993, the United States International Trade Commission instituted an investigation of a complaint filed by the Company under Section 337 of the Tariff Act of 1930. On March 10, 1994 the United States International Trade Commission issued a Notice of Commission Determination Not to Review An Initial Determination Finding No Violation of Section 337 of the Tariff Act of 1930. The Company has capitalized $2,027,000 in patent defense costs, which is included in 'Intangibles' as of December 26, 1993. The ultimate resolution is undetermined at this time due to the various courses of action available to management, including the right of appeal which the Company currently intends to exercise. Although the Company's management ultimately expects a favorable outcome, should resolution of this matter result in less than a successful defense of the patents in question the deferred patent costs noted above will be written off as a charge to earnings at the time of such resolution.

                            CHECKPOINT SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                    SEPTEMBER 25,  DECEMBER 26,
                                                                                        1994           1993
                                                                                    -------------  -------------
                                                                                     (UNAUDITED)    (THOUSANDS)
                                      ASSETS
- ----------------------------------------------------------------------------------
CURRENT ASSETS
     Cash and cash equivalents....................................................   $       280    $        --
     Accounts receivable, net of allowances of $1,451,000 and $2,237,000..........        29,790         24,239
     Inventories..................................................................        28,499         25,450
     Other current assets.........................................................         5,395          5,213
                                                                                    -------------  -------------
        Total current assets......................................................        63,964         54,902
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization...        35,118         30,862
EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF NET ASSETS ACQUIRED...................         9,617          8,919
INTANGIBLES.......................................................................         5,707          5,098
DEFERRED TAXES, net of valuation allowance........................................           479            479
OTHER ASSETS......................................................................         5,774          4,739
                                                                                    -------------  -------------
TOTAL ASSETS......................................................................   $   120,659    $   104,999
                                                                                    -------------  -------------
                                                                                    -------------  -------------
           LIABILITIES AND SHAREHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
     Accounts payable.............................................................   $     5,504    $     9,716
     Accrued compensation and related taxes.......................................         3,243          1,907
     Income taxes.................................................................         1,734            792
     Unearned revenues............................................................         3,370          2,645
     Other current liabilities....................................................         6,002          7,761
     Short-term borrowings and current portion of long-term debt..................         5,530          4,097
                                                                                    -------------  -------------
        Total current liabilities.................................................        25,383         26,918
LONG-TERM DEBT, LESS CURRENT MATURITIES...........................................        35,550         24,302
SHAREHOLDERS' EQUITY
     Preferred Stock, no par value, authorized 500,000 shares, none issued........
     Common Stock, par value $.10 per share, authorized 100,000,000 shares, issued
       11,211,311 and 10,979,198..................................................         1,121          1,097
     Additional capital...........................................................        20,860         18,346
     Retained earnings............................................................        44,261         40,506
     Common stock in treasury, at cost, 799,000 shares............................        (5,664)        (5,664)
     Cumulative foreign currency translation adjustments..........................          (852)          (506)
                                                                                    -------------  -------------
TOTAL SHAREHOLDERS' EQUITY........................................................        59,726         53,779
                                                                                    -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................................   $   120,659    $   104,999
                                                                                    -------------  -------------
                                                                                    -------------  -------------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                      QUARTER (13 WEEKS) ENDED     NINE MONTHS (39 WEEKS) ENDED
                                                    ----------------------------  ------------------------------
                                                    SEPTEMBER 25,  SEPTEMBER 26,  SEPTEMBER 25,   SEPTEMBER 26,
                                                        1994           1993            1994            1993
                                                    -------------  -------------  --------------  --------------
                                                                             (THOUSANDS, EXCEPT PER SHARE DATA)
Net Revenues......................................   $    33,928    $    26,604     $   88,807      $   64,646
Cost of Revenues..................................        16,905         15,219         45,969          37,681
                                                    -------------  -------------  --------------  --------------
Gross Profit......................................        17,023         11,385         42,838          26,965
Selling, General & Administrative Expenses........        13,001         11,092         35,946          28,163
                                                    -------------  -------------  --------------  --------------
Operating Income (Loss)...........................         4,022            293          6,892          (1,198)
Contract settlement income........................            --             --             --           3,500
Interest Income...................................           137             51            421             114
Interest Expense..................................         1,040            199          2,063             489
Other Expense.....................................           236             --            243              --
                                                    -------------  -------------  --------------  --------------
Earnings Before Income Taxes......................         2,883            145          5,007           1,927
Income Taxes......................................           721             33          1,252             424
                                                    -------------  -------------  --------------  --------------
Net Earnings......................................   $     2,162    $       112     $    3,755      $    1,503
                                                    -------------  -------------  --------------  --------------
                                                    -------------  -------------  --------------  --------------
Net Earnings Per Share............................   $       .20    $       .01     $      .35      $      .14
                                                    -------------  -------------  --------------  --------------
                                                    -------------  -------------  --------------  --------------

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                       NINE MONTHS (39 WEEKS) ENDED SEPTEMBER 25, 1994
                                          --------------------------------------------------------------------------
                                                                                             ACCUMULATED
                                            COMMON     ADDITIONAL   RETAINED    TREASURY     TRANSLATION
                                             STOCK       CAPITAL    EARNINGS      STOCK      ADJUSTMENTS     TOTAL
                                          -----------  -----------  ---------  -----------  -------------  ---------
                                                                                                        (THOUSANDS)
Balance at Dec. 26, 1993................   $   1,097    $  18,346   $  40,506  $    (5,664)   $    (506)   $  53,779
Net Earnings............................                                3,755                                  3,755
Exercise of Stock Options...............          24        2,514                                              2,538
Translation Adjustments.................                                                           (346)        (346)
                                          -----------  -----------  ---------  -----------  -------------  ---------
Balance at Sept. 25, 1994...............   $   1,121    $  20,860   $  44,261  $    (5,664)   $    (852)   $  59,726
                                          -----------  -----------  ---------  -----------  -------------  ---------
                                          -----------  -----------  ---------  -----------  -------------  ---------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                    NINE MONTHS (39 WEEKS) ENDED
                                                                                   ------------------------------
                                                                                   SEPTEMBER 25,   SEPTEMBER 26,
                                                                                        1994            1993
                                                                                   --------------  --------------
                                                                                                    (THOUSANDS)
Cash inflow (outflow) from operating activities:
  Net earnings...................................................................    $    3,755      $    1,503
Adjustments to reconcile net earnings to net cash used by operating activities:
     Net book value of equipment rented in excess
        of equipment sold........................................................        (4,955)           (983)
Long-term customer contracts.....................................................          (942)            773
Depreciation and amortization....................................................         5,926           4,045
Provision for losses on accounts receivable......................................           341             109
(Increase) decrease in current assets:
  Accounts receivable............................................................        (6,060)         (1,321)
  Inventories....................................................................        (3,049)            250
  Other current assets...........................................................          (182)         (2,891)
Increase (decrease) in current liabilities:
  Accounts payable...............................................................        (4,387)         (3,074)
  Accrued compensation and related taxes.........................................         1,337          (1,058)
  Income taxes...................................................................           942            (200)
  Unearned revenues..............................................................           724             101
  Other current liabilities......................................................        (2,059)         (1,500)
                                                                                   --------------  --------------
  Net cash used by operating activities..........................................        (8,609)         (4,246)
                                                                                   --------------  --------------
Cash inflow (outflow) from investing activities:
  Acquisition of property, plant and equipment...................................        (3,686)         (3,237)
  Acquisitions, net of cash acquired.............................................            --          (2,669)
  Purchase of customer list......................................................            --            (560)
  Other investing activities.....................................................        (2,644)         (4,084)
                                                                                   --------------  --------------
  Net cash used by investing activities..........................................        (6,330)        (10,550)
                                                                                   --------------  --------------
Cash inflow (outflow) from financing activities:
  Proceeds from stock options....................................................         2,538           1,567
  Proceeds of debt...............................................................        16,307          11,259
  Payment of debt................................................................        (3,626)           (350)
                                                                                   --------------  --------------
  Net cash provided by financing activities......................................        15,219          12,476
                                                                                   --------------  --------------
Net increase (decrease) in cash and cash equivalents.............................           280          (2,320)
Cash and cash equivalents:
  Beginning of period............................................................            --           2,320
                                                                                   --------------  --------------
  End of period..................................................................    $      280      $       --
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
1. BASIS OF ACCOUNTING

     The consolidated financial statements include the accounts of Checkpoint Systems, Inc. and its wholly-owned subsidiaries ('Company'). All material intercompany transactions are eliminated in consolidation. The consolidated financial statements and related notes are unaudited and do not contain all disclosures required by generally accepted accounting principles. Refer to the Company's Annual Report Form 10-K for the fiscal year ended December 26, 1993 for the most recent disclosure of the Company's accounting policies.

     The consolidated financial statements include all adjustments necessary to present fairly the Company's financial position at September 25, 1994 and December 26, 1993 and its results of operations and changes in cash flows for the thirteen and thirty-nine week periods ended September 25, 1994 and September 26, 1993.

2. INVENTORIES

                                                                SEPTEMBER 25,  DECEMBER 26,
                                                                    1994           1993
                                                                -------------  ------------
                                                                               (THOUSANDS)
Raw materials.................................................   $     5,891    $    8,256
Work in process...............................................         1,064           705
Finished goods................................................        21,544        16,489
                                                                -------------  ------------
                                                                 $    28,499    $   25,450
                                                                -------------  ------------
                                                                -------------  ------------

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes material, labor and applicable overhead.

3. INCOME TAXES

     Income taxes are provided for on an interim basis at an estimated effective annual tax rate on the Company's earnings. Earnings generated by the operations of the Company's Puerto Rico subsidiary are substantially exempt from U.S. Federal income taxes under Section 936 of the Internal Revenue Code and substantially exempt from Puerto Rico income taxes.

     In 1993, Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes' was adopted. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted statutory tax rates in effect at the balance sheet date. The adoption of this new standard did not have a material effect on the Company's financial statements.

4. PER SHARE DATA

     Per share data is based on the weighted average number of common and common equivalent shares (stock options) outstanding during the periods. The number of shares used in the per share computations for the thirteen and thirty-nine week periods ended September 25, 1994 and September 26, 1993 were 10,937,000 and 10,721,000 (1994) and 10,286,000 and 10,386,000 (1993), respectively.

5. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for the thirteen and thirty-nine week periods ended September 25, 1994 and September 26, 1993, respectively, included interest payments of $492,000 and $1,388,000 (1994), and $234,000 and $446,000 (1993), and income taxes paid of $1,000 and $125,000 (1994), and $155,000 and $295,000 (1993).

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

5. SUPPLEMENTAL CASH FLOW INFORMATION--(CONTINUED)
     Excluded from the 1994 Consolidated Statements of Cash Flows is a non-cash activity of $300,000 relating to the acquisition of a licensing agreement in which the Company recorded the full cost of the agreement and the associated liability.

     In March 1993, the Company purchased all of the capital stock of its Argentinean distributor for $2,103,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................................  $    3,690,000
Cash paid for the capital stock.............................................  $    2,103,000
                                                                              --------------
Liabilities assumed.........................................................  $    1,587,000
                                                                              --------------
                                                                              --------------

     In July 1993, the Company purchased all of the capital stock of ID Systems International B.V. and ID Systems Europe B.V. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................................  $   12,316,000
Cash advanced during option period..........................................  $    1,290,000
                                                                              --------------
Liabilities assumed.........................................................  $   11,026,000
                                                                              --------------
                                                                              --------------

6. INTANGIBLES

     Intangibles consist of patents, licenses, customer lists and software development costs. The costs relating to the acquisition of patents and licenses are amortized on a straight-line basis over their economic useful lives, which is considered to be ten years. Accumulated amortization of these costs approximated $1,560,000 and $473,000 at September 25, 1994 and December 26, 1993, respectively.

     The cost of internally developed software is expensed until the technological feasibility of the software has been established. Thereafter, all additional software development costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The cost of capitalized software is amortized over the products' estimated useful lives or five years, whichever is shorter. For the thirteen and thirty-nine week periods ended September 25, 1994, $162,000 and $553,000 of software development costs were capitalized, respectively. Accumulated amortization of these costs approximated $843,000 and $444,000 at September 25, 1994 and December 26, 1993, respectively.

7. ACQUISITION

     On July 8, 1993, the Company purchased all the outstanding capital stock of ID Systems International B.V. and ID Systems Europe B.V., related Dutch companies engaged in the manufacture, distribution and sale of security products and services ('ID Systems Group'). In connection with this acquisition, the Company filed a Form 8-K with the Securities and Exchange Commission on July 22, 1993.

     The following table represents unaudited pro forma combined results of operations for the first nine months of 1994 and 1993, as if the acquisition of the ID Systems Group had occurred at the beginning of 1993. Other acquisitions made during 1993 were not material to the results of operations and thus are not presented. The following results are not necessarily indicative of what would have occurred had the acquisition been consummated as of that date or of future results:

                            CHECKPOINT SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

7. ACQUISITION--(CONTINUED)

                                                                     NINE MONTHS
                                                                      (39 WEEKS)
                                                                        ENDED
                                                          ----------------------------------
                                                           SEPTEMBER 25,     SEPTEMBER 26,
                                                                1994              1993
                                                          ----------------  ----------------
                                                          (THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues............................................     $   88,807        $   71,038
Net earnings (loss).....................................     $    3,755        $   (4,522)
Earnings (loss) per common share........................     $      .35        $     (.43)

8. ACCOUNTING FOR FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     The balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rate of exchange in effect at the balance sheet dates. Revenues, costs and expenses are translated into U.S. dollars at the average rate of exchange in effect during each reporting period. The resulting translation adjustment is recorded as a separate component of stockholders' equity. In addition, gains or losses on long-term intercompany transactions are excluded from the results of operations and accumulated in the aforementioned separate component of consolidated stockholders' equity. All other foreign transaction gains and losses are included in the results of operations.

9. SUBSEQUENT EVENT

     On October 20, 1994, the Company signed a letter of intent to acquire all of the issued and outstanding capital stock of Alarmex, Inc. and its related company Bayport Controls, Inc, (together 'Alarmex'), a privately-held CCTV manufacturer based in Eden Prairie, Minnesota for $12.5 million ($10 million in cash and the balance in shares of the Company's common stock). The acquisition is subject to fulfillment of a number of terms and conditions including execution of a definitive legally binding agreement containing representations, warranties and covenants and conditions as are normal and customary in transactions of this type. Alarmex designs, manufactures, installs and services a broad line of closed circuit television (CCTV) and point-of-sale exception monitoring systems for customized applications. The Company anticipates consummating the transaction in the first quarter of 1995.

10. CONTINGENCIES

     On March 10, 1993, the United States International Trade Commission instituted an investigation of a complaint filed by the Company under Section 337 of the Tariff Act of 1930. On March 10, 1994, the United States International Trade Commission issued a Notice of Commission Determination Not to Review An Initial Determination Finding No Violation of Section 337 of the Tariff Act of 1930. The Company has capitalized approximately $2,000,000 in patent defense costs, which is included in 'Intangibles'. The Company filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit on May 6, 1994. Although the Company's management ultimately expects a favorable outcome, should resolution of this matter result in less than a successful defense of the patents in question the deferred patent costs noted above will be written off as a charge to earnings at the time of such resolution. Such an event could impact the Company's ability to meet its financial covenant relating to net earnings under several loan agreements.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the Shares registered hereby.

Filing and Registration Fees................................................  $    28,998.05
Legal Fees and Expenses*....................................................  $          (1)
Cost of Printing*...........................................................  $   110,000.00
Accounting Fees and Expenses*...............................................  $    70,000.00
New York Stock Exchange Listing Fees*.......................................  $          (1)
Blue Sky Fees and Expenses*.................................................  $    20,000.00
NASD Fees...................................................................  $     8,909.38
Miscellaneous Expenses*.....................................................  $          (1)
                                                                              --------------
           TOTAL............................................................  $
                                                                              --------------
                                                                              --------------

- ------------------

        *  Estimated
      (1)  To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 7.2 of the Registrant's By-laws permits the indemnification of officers and directors under certain circumstances to the full extent that such indemnification may be permitted by law.

     Such rights of indemnification are in addition to, and not in limitation of, any rights to indemnification to which any officer or director of the Registrant is entitled under the Business Corporation Law of the Commonwealth of Pennsylvania (Sections 1741 through 1750), which provides for indemnification by a corporation of its officers and directors under certain circumstances as stated in the Business Corporation Law and subject to specified limitations set forth in the Business Corporation Law.

     The Registrant also maintains directors' and officers' liability insurance coverage which insures directors and officers of the Registrant against certain losses arising from claims made, and for which the Registrant has not provided reimbursement, by reason of their being directors and officers of the Registrant or its subsidiaries.

ITEM 16. EXHIBITS

 EXHIBIT
  NUMBER                                                 DESCRIPTION
- ----------  ------------------------------------------------------------------------------------------------------
 1          Form of Underwriting Agreement
 5*         Opinion of Stradley, Ronon, Stevens & Young
23.1        Consent of Coopers & Lybrand L.L.P.
23.2        Consent of Stradley, Ronon, Stevens & Young (see Exhibit 5 above)

- ------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

     Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Thorofare, New Jersey, on January 25, 1995.

                                          CHECKPOINT SYSTEMS, INC.

                                          By: /S/ KEVIN P. DOWD
                                              Kevin P. Dowd

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin P. Dowd and Steven G. Selfridge and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURES                                    TITLE                             DATE
- ------------------------------------------  ------------------------------------------  --------------------
            /S/ALBERT E. WOLF               Chairman of the Board, Chairman of the          January 24, 1995
              Albert E. Wolf                Executive Committee and Director
             /S/KEVIN P. DOWD               President, Chief Executive Officer and          January 24, 1995
              Kevin P. Dowd                 Director (Principal Executive Officer)
          /S/STEVEN G. SELFRIDGE            Senior Vice President -- Operations Chief       January 24, 1995
           Steven G. Selfridge              Financial Officer & Treasurer
          /S/MITCHELL T. CODKIND            Corporate Controller and Chief Accounting       January 24, 1995
           Mitchell T. Codkind              Officer
            /S/ROBERT O. ADERS              Director                                        January 24, 1995
             Robert O. Aders
          /S/ROGER D. BLACKWELL             Director                                        January 24, 1995
            Roger D. Blackwell
          /S/RICHARD J. CENSITS             Director                                        January 24, 1995
            Richard J. Censits
          /S/DAVID W. CLARK, JR.            Director                                        January 24, 1995
           David W. Clark, Jr.
            /S/ALLAN S. KALISH              Director                                        January 24, 1995
             Allan S. Kalish
           /S/JERMAIN B. PORTER             Director                                        January 24, 1995
            Jermain B. Porter
             /S/ALBERT SOFFA                Director                                        January 24, 1995
               Albert Soffa

                               FORM S-3 EXHIBITS
                            CHECKPOINT SYSTEMS, INC.
                               INDEX TO EXHIBITS

                                                                                                        SEQUENTIALLY
                                                                                                          NUMBERED
 EXHIBIT NO.                                          EXHIBITS                                              PAGES
- -------------  --------------------------------------------------------------------------------------  ---------------
          1    Form of Underwriting Agreement
          5    Opinion of Stradley, Ronon, Stevens & Young                                                       (1)
       23.1    Consent of Coopers & Lybrand L.L.P.
       23.2    Consent of Stradley, Ronon, Stevens & Young                                                       (1)

- ------------------
(1) To be filed by Amendment.